

P.O. Box 2600
Valley Forge, PA 19482

vanguard.com

November 11, 2024

Electronic Delivery VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940: IN RE Vanguard Chester Funds Litigation; Case No. 2:22-cv-955- JFM (United States District Court for the Eastern District of Pennsylvania)

Dear Sir or Madam,

Enclosed for filing on behalf of The Vanguard Group, Inc., Vanguard Chester Funds, Mortimer J. Buckley, John Bendl, Christine M. Buchanan, John E. Schadl, Emerson U. Fullwood, Amy Gutmann, F. Joseph Loughrey, Mark Loughridge, Scott C. Malpass, Deanna Mulligan, André F. Perold, Sarah Bloom Raskin, and Peter F. Volanakis, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the Stipulation of Settlement which has been filed with the court for approval.

If you have any questions regarding this filing, please contact me at (610) 503-3877.

Please acknowledge receipt by sending a confirmation email to
Fund_&_Advisor_Regulatory_Engagements@vanguard.com.

Sincerely,

Signed by:

Jacqueline Angell 11/11/2024 | 5:03 AM PST
493E33E30629494...

Jacqueline Mary Angell
Chief Compliance Officer
The Vanguard Group, Inc.

Certificate Of Completion

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Status: Original	Holder: Mariel Carroll	Location: DocuSign
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UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

IN RE VANGUARD CHESTER FUNDS LITIGATION	Case No. 2:22-cv-955-JFM

STIPULATION OF SETTLEMENT

This Stipulation of Settlement dated as of November 6, 2024 (together with all Exhibits hereto, "Stipulation"), which is entered into, by and through their undersigned attorneys, between (i) Plaintiffs Haifan Liang, Julia Lucas, Donald R. Lichtenstein, Samuel B. Skraly, Ardes Poisson, Valerie M. Verduce, John Harvey, Caitlin Brigham, Jeffrey Chaussee, Zeb Bradford, Benjamin Deming, and James Daily (collectively, "Plaintiffs"), on behalf of themselves and the Settlement Class (as defined herein) and (ii) Defendants The Vanguard Group, Inc. ("Vanguard"), Vanguard Chester Funds (the "Trust"), Mortimer J. Buckley, John Bendl, Christine M. Buchanan, and John E. Schadl (the "Officer Defendants"), Emerson U. Fullwood, Amy Gutmann, F. Joseph Loughrey, Mark Loughridge, Scott C. Malpass, Deanna Mulligan, André F. Perold, Sarah Bloom Raskin, and Peter F. Volanakis (the "Independent Trustee Defendants") (collectively, "Defendants," and together with Plaintiffs, the "Parties"), states all of the terms of the settlement and resolution of this matter by the Parties, and is intended by the Parties to fully, finally, and forever compromise, settle, release, resolve, remise, discharge, and dismiss with prejudice the Released Claims (as defined herein) against the Released Parties (as defined herein) for the consideration specified, as set forth below.

Throughout this Stipulation, all terms used with initial capitalization, but not immediately defined, shall have the meanings ascribed to them in Paragraph 1 below.

WHEREAS:

A.   Litigation History

Plaintiff Valerie M. Verduce, along with Catherine Day and Anthony Pollock, filed the first of five related shareholder actions against largely the same group of Defendants on March 14, 2022. Dkt. No. 1. By Order dated May 16, 2022, the Hon. Eduardo C. Robreno consolidated the first three of the related actions. Dkt. No. 35. On September 1, 2022, Judge Robreno appointed Rosen Law as Interim Class Counsel. Dkt. No. 50. On September 16, 2022, Judge Robreno entered an Order consolidating the last two related actions. Dkt. No. 51.

Plaintiffs filed their Consolidated Complaint on November 15, 2022, alleging claims against Defendants for breach of fiduciary duty, aiding and abetting a breach of fiduciary duty, gross negligence, breach of the covenant of good faith and fair dealing, unjust enrichment, and violations of the California, Colorado, Illinois, and Massachusetts consumer protection laws. Dkt. No. 65. Defendants moved to dismiss the Consolidated Complaint on January 27, 2023. Dkt. Nos. 84-85. Defendants' motions to dismiss were fully briefed on April 10, 2023. Dkt. Nos. 86-88.

On August 4, 2023, the Action was reassigned to this Court. Dkt. No. 91. Discovery was stayed throughout the pendency of Defendants' motions. *See* Dkt. No. 52. After holding a hearing on Defendants' motions, the Court issued an Order on November 20, 2023 granting in part and denying in part Defendants' motions to dismiss. Dkt. No. 101. The Court granted Defendants' motions as to Plaintiffs' claims for (1) breach of fiduciary duty as to Vanguard and the Trust, (2) breach of fiduciary duty based on the duty of loyalty as to all Defendants, (3) aiding and abetting breach of fiduciary duty, (4) gross negligence, (5) breach of the covenant of good faith and fair dealing as to the Officer Defendants, (6) unjust enrichment and (7) violation of the California Unfair Competition Law, and it denied Defendants' motions as to Plaintiffs' claims for (1) breach of fiduciary duty based on the duty of care as to Defendants other than Vanguard and the Trust; (2) breach of the covenant of good faith and fair dealing as to the Independent Trustee Defendants; and (3) violation of the Colorado, Illinois, and Massachusetts consumer protection laws. *Id.*

The parties then commenced discovery. Plaintiffs filed an Amended Consolidated Complaint on March 8, 2024, adding Plaintiff Skraly and removing two previously named Plaintiffs. Dkt. No. 120. In discovery, Defendants produced, and Plaintiffs reviewed, over 250,000 pages of documents. Defendants also deposed ten of the Plaintiffs.

Plaintiffs moved for class certification on May 31, 2024. Dkt. No. 125. Defendants deposed Plaintiffs' experts and opposed the motion on July 24, 2024. Dkt. No. 137. Plaintiffs deposed Defendants' experts and filed their reply in further support of their motion on September 6, 2024. Dkt. No. 141. On September 10, 2024, the Court scheduled a hearing on Plaintiffs' motion for October 22, 2024. Dkt. No. 143.

On September 20, 2024, the Parties filed a joint stipulation notifying the Court that they had reached an agreement in principle to resolve the Action and requesting that the Court stay all outstanding deadlines and vacate the scheduled hearing. Dkt. No. 144. The Court entered an order granting the stipulation on September 23, 2024. Dkt. No. 145.

B.   Mediation and Settlement

As the Parties briefed Plaintiffs' motion for class certification, they began in parallel to discuss the prospect of resolving the Action through a private mediation. They engaged the Hon. Layn R. Phillips (Ret.), a widely renowned mediator with experience mediating complex class actions such as this Action. Prior to the mediation, the Parties exchanged detailed mediation statements and reply mediation statements, and exchanged additional details about their respective damages calculations.

The Parties attended a mediation with Judge Phillips on September 19, 2024. After a full day of negotiations guided by Judge Phillips, the Parties finally accepted a mediator's proposal and reached an agreement in principle to fully resolve all claims in this Action for the Settlement Amount. The Parties executed a term sheet that day, contemplating that the full terms of the settlement agreement would be set forth herein. This Stipulation memorializes the agreement between the Parties to fully and finally settle the Action and to fully release all Released Claims against the Released Parties with prejudice in return for the consideration specified herein.

C.   Defendants' Denial of Wrongdoing and Liability

Defendants have denied, and continue to deny, that they have committed any act or omission giving rise to any liability or violation of law. Specifically, Defendants have denied, and continue to deny, each and all of the claims alleged by Plaintiffs in the Action, along with all the charges of wrongdoing or liability against them arising out of any of the conduct, statements, acts, or omissions alleged, or that could have been alleged, in the Action. Defendants also have denied, and continue to deny, the allegations that Plaintiffs or any Settlement Class Member have suffered any injury, or that Plaintiffs or any Settlement Class Member were harmed by any of the conduct alleged in the Action or that could have been alleged as part of the Action. Defendants have asserted, and continue to assert, that the conduct was at all times proper and in compliance with all applicable provisions of law, and they believe that the evidence developed to date supports their positions that they acted properly at all times and that the Action is without merit. In addition, Defendants maintain that they have meritorious defenses to all claims in the Action.

As set forth below, neither the Settlement nor any terms of this Stipulation shall constitute an admission or finding of any fault, liability, wrongdoing, or damage whatsoever or any infirmity in the defenses that Defendants have asserted, or could have asserted. Defendants are entering into the Settlement set forth in this Stipulation solely to eliminate the burden and expense of further

litigation. Defendants have determined that it is desirable and beneficial that the Action be settled

in the manner and upon the terms and conditions set forth in this Stipulation.

D.   Plaintiffs' Claims and Benefits of Settlement

Plaintiffs believe that the claims they asserted in the Action on their own behalf and on

behalf of the putative Class have merit. Plaintiffs, however, recognize and acknowledge the

expense and length of continued proceedings necessary to prosecute the Action against Defendants

through trial and appeals. Plaintiffs have also taken into account the uncertain outcome and the

inherent risks of this and any complex class litigation. In particular, Plaintiffs have considered the

novel issues posed by their motion for class certification, and that even if they were successful in

certifying the putative Class, inherent problems of proof and possible defenses to the violations

asserted in the Action pose formidable hurdles to a more successful resolution. Plaintiffs have

determined, therefore, that the Settlement set forth in this Stipulation is fair, adequate, reasonable,

and in the best interests of the Settlement Class.

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and among

Plaintiffs (on behalf of themselves and each of the Settlement Class Members) and Defendants, by

and through their respective undersigned counsel, that, subject to the approval of the Court,

pursuant to Rule 23(e) of the Federal Rules of Civil Procedure, in consideration of the benefits

flowing to the Parties from the Settlement set forth herein, the Action shall be dismissed with

prejudice and the Released Claims shall be finally and fully released as against the Released

Parties, with each party to bear its own fees, costs, and expenses (except as expressly provided by

the Court), upon and subject to the terms and conditions of this Stipulation, as follows:

1.   Definitions

In addition to the terms defined above, the following capitalized terms used in this Stipulation shall have the meanings specified below:

1.1.   "Action" means the putative class action captioned *In re Vanguard Chester Funds Litigation,* 2:22-cv-955-JFM (E.D. Pa.) and all prior proceedings therein.

1.2.   "Administrative Costs" means all costs and expenses associated with providing notice of the Settlement to the Settlement Class and otherwise administering or carrying out the terms of the Settlement. Such costs may include, without limitation: escrow agent costs, the costs of publishing and disseminating the Notice, the costs of printing and mailing the Notice and Proof of Claim, as directed by the Court, and the costs of allocating and distributing the Net Settlement Fund to the Authorized Claimants. Such costs do not include legal fees.

1.3.   "Authorized Claimant" means any Settlement Class Member who is a Claimant and whose claim for recovery has been allowed pursuant to the terms of this Stipulation, the exhibits hereto, and any order of the Court.

1.4.   "Awards to Plaintiffs" means the requested reimbursement to Plaintiffs for their service, including their reasonable costs and expenses, directly related to Plaintiffs' representation of the Settlement Class in the Action.

1.5.   "Business Day" means any day except Saturday, Sunday, or any legal holiday as defined by Federal Rule of Civil Procedure 6(a)(6).

1.6.   "Claimant" means any Settlement Class Member who submits a Proof of Claim in such form and manner, and within such time, as the Court shall permit.

1.7.   "Claims" means any and all manner of claims, causes of action, debts, demands, controversies, obligations, losses, costs, interest, penalties, fees, expenses, rights, duties, judgments, sums of money, suits, contracts, agreements, promises, damages, causes of action and liabilities, of every nature and description in law or equity (including, but not limited to, any claims for damages, whether compensatory, special, incidental, consequential, punitive, exemplary or otherwise, injunctive relief, declaratory relief, recession or recessionary damages, interest, attorneys' fees, expert or consulting fees, costs, or expenses), accrued or unaccrued, known or unknown, arising under federal, state, common, administrative, or foreign law, or any other law, rule, or regulation.

1.8.   "Claims Administrator" means Strategic Claims Services, which shall administer the Settlement.

1.9.   "Court" means the United States District Court for the Eastern District of Pennsylvania, or if this Action is transferred to another court, the transferee court.

1.10.   "Defendants" means The Vanguard Group, Inc., Vanguard Chester Funds, Mortimer J. Buckley, John Bendl, Christine M. Buchanan, John E. Schadl, Emerson U. Fullwood, Amy Gutmann, F. Joseph Loughrey, Mark Loughridge, Scott C. Malpass, Deanna Mulligan, André F. Perold, Sarah Bloom Raskin, and Peter F. Volanakis.

1.11.   "Defense Counsel" means Debevoise & Plimpton LLP; Paul, Weiss, Rifkind, Wharton & Garrison LLP; Troutman Pepper Hamilton Sanders LLP; and Welsh & Recker, P.C.

1.12.   "Escrow Account" means an interest-bearing escrow account established by the Escrow Agent at the Huntington National Bank. The Escrow Account shall be managed by the Escrow Agent, subject to the Court's supervisory authority, for the benefit of Plaintiffs and the Settlement Class in accordance with the terms of the Stipulation and any order of the Court, provided that, unless this Stipulation otherwise permits, no amount shall be withdrawn from the

Escrow Account prior to the Effective Date absent written approval of Defendants or their counsel, or an order of the Court after notice to Defendants.

1.13. "Escrow Agent" means The Huntington National Bank. The Escrow Agent shall perform the duties set forth in this Stipulation and any order of the Court.

1.14. "Effective Date" shall have the meaning set forth in ¶10.5 of this Stipulation.

1.15. "Final" when referring to the Final Judgment means exhaustion of all possible appeals, meaning (i) if no appeal or request for review is filed, the day after the date of expiration of any time for appeal or review of the Final Judgment, and (ii) if an appeal or request for review is filed, the day after the date the appeal or request for review is dismissed, or the Final Judgment is upheld on appeal or review in all material respects, and is not subject to further review on appeal or by *certiorari* or otherwise; provided, however, that any dispute or appeals relating solely to the amount, payment or allocation of attorneys' fees and expenses or the Plan of Allocation shall have no effect on finality for purposes of determining the date on which the Final Judgment becomes Final.

1.16. "Final Judgment" means the judgment and order of dismissal with prejudice to be entered by the Court finally approving the Settlement, materially in the form attached hereto as Exhibit B.

1.17. "Investor TRFs" means the Vanguard Target Retirement series of mutual funds that required a minimum investment of $1,000 prior to February 2022.

1.18. "Lead Counsel" means The Rosen Law Firm, P.A.

1.19. "Long Notice" means the Notice of Pendency and Proposed Settlement of Class Action, substantially in the form attached hereto as Exhibit A-1.

1.20. "Net Settlement Fund" means the Settlement Fund, less: (i) the Fee and Expense Awards (as defined in ¶7.2 below); (ii) Administrative Costs; (iii) Taxes and Tax Expenses (as defined in ¶4.1 below); (iv) any Awards to Plaintiffs; and (v) other fees and expenses authorized by the Court.

1.21. "Notice" means collectively, the Long Notice, the Summary Notice, and the Postcard Notice, which are to be made available to Settlement Class Members substantially in the forms attached hereto as Exhibits A-1, A-3, and A-4, respectively, on the Claims Administrator's website and/or mailed to Settlement Class Members.

1.22. "Other Relevant Accounts" means Tax-Advantaged Accounts where capital gains from the Investor TRFs in 2021 were distributed outside of the Tax-Advantaged Accounts.

1.23. "Party" means any one of, and "Parties" means all of, Defendants and Plaintiffs (individually and on behalf of the Settlement Class).

1.24. "Person" means an individual, corporation, fund, limited liability corporation, professional corporation, limited liability partnership, partnership, limited partnership, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and their spouses, heirs, predecessors, successors, representatives, or assigns.

1.25. "Plaintiffs" means Haifan Liang, Julia Lucas, Donald R. Lichtenstein, Samuel B. Skraly, Ardes Poisson, Valerie M. Verduce, John Harvey, Caitlin Brigham, Jeffrey Chaussee, Zeb Bradford, Benjamin Deming, and James Daily.

1.26. "Plaintiffs' Counsel" means Lead Counsel and Additional Counsel Dovel & Luner LLP, Wolf Haldenstein Adler Freeman & Herz LLP, Golomb, Spirt, Grunfeld, P.C., Beasley, Allen, Crow, Methvin, Portis & Miles, P.C., and The Brown Law Firm, P.C.

1.27. "Plan of Allocation" means a plan or formula for allocating the Settlement Fund to Authorized Claimants after payment of Administrative Costs, Taxes and Tax Expenses, and such attorneys' fees, costs, and expenses as may be awarded by the Court. The Plan of Allocation is not a condition to the effectiveness of this Stipulation, and the Released Parties shall have no responsibility or liability, with respect thereto.

1.28. "Preliminary Approval Order" means an order preliminarily approving the Settlement and directing notice thereof to the Settlement Class, substantially in the form of the proposed order attached hereto as Exhibit A.

1.29. "Proof of Claim" means the Proof of Claim and Release Form to be submitted by Claimants, substantially in the form attached hereto as Exhibit A-2.

1.30. "Released Claims" means and includes any and all Claims (including, but not limited to Unknown Claims) that have been or could have been asserted or could in the future be asserted in any forum, whether foreign or domestic, by or on behalf of any of the Releasing Parties, in any capacity, whether arising under federal, state, common, or foreign law, whether known or unknown, whether brought directly or indirectly against any of the Released Parties, which arise out of, are based upon, or relate in any way, directly or indirectly, to any of the allegations, acts, transactions, facts, events, matters, occurrences, representations or omissions involved, set forth, alleged or referred to in the Action, or which could have been alleged in the Action. Notwithstanding the foregoing, "Released Claims" does not include claims to enforce the terms of this Stipulation or orders or judgments issued by the Court in connection with this Settlement.

1.31. "Released Parties" means (i) each and all of the Defendants; (ii) each and all of their respective family members (for individuals) and past, present, and future direct and indirect parent entities, subsidiaries, related entities, and affiliates; and (iii) for any of the entities

listed in parts (i) and (ii), their respective past and present general partners, limited partners,

principals, shareholders, investors (however denominated), joint ventures, members, officers,

directors, managers, managing directors, supervisors, employees, contractors, consultants,

auditors, accountants, financial advisors, professional advisors, investment bankers,

representatives, insurers, co-insurers and reinsurers, trustees, trustors, agents, attorneys,

professionals, predecessors, successors, heirs, executors, administrators, and any controlling

person thereof.

      1.32. "Releasing Parties" means Plaintiffs, each and every Settlement Class

Member and each of their respective parent entities, associates, affiliates, subsidiaries,

predecessors, successors, assigns, attorneys, immediate family members, heirs, representatives,

administrators, executors, devisees, legatees, and estates, whether or not they object to the

Settlement set forth in this Stipulation, and whether or not they make a claim for payment from

the Net Settlement Fund.

      1.33. "Settlement" means the resolution of the Action in accordance with the

terms and provisions of this Stipulation.

      1.34. "Settlement Amount" means forty million U.S. dollars ($40,000,000.00).

      1.35. "Settlement Class" means all investors in the Investor TRFs who: (1) reside

in the United States; (2) held shares of the Investor TRFs in 2021 in Taxable Accounts or Other

Relevant Accounts; and (3) received capital gains distributions from the Investor TRFs in 2021.

Excluded from the Class are: (i) Defendants, the present and former officers and directors of

Defendants at all relevant times, members of their immediate families, and any entity in which any

Defendant, or any person excluded under this subsection (i), has or had a majority ownership

11

interest at any time; (ii) persons whose claims in this matter have been finally adjudicated on the merits or otherwise released; (iii) counsel of record for the parties in this Action; (iv) any Judge or Magistrate presiding over this Action; (v) persons who properly execute and submit a timely request for exclusion from the Settlement Class; and (vi) the legal representatives, successors, and assignees of any such excluded persons.

1.36.   "Settlement Class Member" means any one of, and "Settlement Class Members" means all of, the members of the Settlement Class.

1.37.   "Settlement Fund" means all funds transferred to the Escrow Account or Escrow Agent pursuant to this Stipulation and any interest or other income earned thereon.

1.38.   "Settlement Hearing" means the hearing at or after which the Court will determine whether (i) the Settlement is fair, reasonable, and adequate and should be approved; (ii) the Plan of Allocation should be approved; and (iii) Lead Counsel's request for an award of attorneys' fees and expenses should be approved.

1.39.   "Summary Notice" means the Summary Notice of Pendency and Proposed Class Action Settlement that the Claims Administrator will cause to be published, substantially in the form attached hereto as Exhibit A-3.

1.40.   "Taxable Accounts" means any accounts that are not Tax-Advantaged Accounts.

1.41.   "Tax-Advantaged Accounts" means accounts that are tax-exempt or tax-deferred or that offer any other type of tax benefits, including but not limited to traditional or Roth individual retirement accounts and 401(k) plans.

1.42.   "Unknown Claims" means all Claims of every nature and description which Plaintiffs or any Settlement Class Member do not know or suspect to exist in their favor at the time of the release of the Released Parties which, if known by them, might have affected their

decision(s) with respect to this Settlement, execution of this Stipulation, and agreement to all the

various releases set forth herein, or might have affected their decision(s) not to object to this

Settlement or not to opt out of the Settlement Class. Unknown Claims include, without limitation,

those claims in which some or all of the facts composing the claim may be unsuspected,

undisclosed, concealed, or hidden. With respect to any and all Released Claims, the Parties

stipulate and agree that, upon the Effective Date, the Releasing Parties shall expressly waive and

relinquish, and each Settlement Class Member shall be deemed to have and by operation of law

and of the Final Judgment shall have, expressly waived and relinquished, to the fullest extent

permitted by law, any and all provisions, rights, and benefits conferred by California Civil Code §

1542, or any law of any state or territory of the United States, or principle of common law or of

international or foreign law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542,

which provides:

> A general release does not extend to claims that the creditor or releasing
> party does not know or suspect to exist in his or her favor at the time of
> executing the release and that, if known by him or her, would have
> materially affected his or her settlement with the debtor or released party.

The Releasing Parties may hereafter discover facts in addition to or different from those which

they now know or believe to be true with respect to the Released Claims, but the Releasing Parties

shall expressly, fully, finally, and forever settle and release, and upon the Effective Date, shall be

deemed to have, and by operation of the Final Judgment shall have, fully, finally, and forever

settled and released, any and all Released Claims, known or unknown, suspected or unsuspected,

contingent or noncontingent, whether or not concealed or hidden, which now exist, or heretofore

have existed, upon any theory of law or equity now existing or coming into existence in the future,

including, but not limited to, conduct which is negligent, intentional, with or without malice, or a

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breach of any duty, law or rule, without regard to the subsequent discovery or existence of such

different or additional facts. The Releasing Parties acknowledge, and shall be deemed by operation

of the Final Judgment to have acknowledged, that the waivers contained in this paragraph, and the

inclusion of "Unknown Claims" in the definition of "Released Claims" were separately bargained

for and are material elements of the Settlement.

2.   The Settlement Consideration

2.1.   Within thirty (30) calendar days after the later of (i) provision by Lead

Counsel of complete and accurate payment instructions and a W-9 for the Settlement Fund and

Escrow Account, and (ii) entry of the Preliminary Approval Order, Vanguard shall pay, or cause

to be paid, for the benefit of the Settlement Class, the Settlement Amount in cash into the Escrow

Account.

2.2.   The obligations incurred pursuant to this Agreement shall be in full and final

disposition and settlement of all Released Claims. Plaintiffs and Settlement Class Members shall

look solely to the Settlement Fund as full, final, and complete satisfaction of all Released Claims.

Under no circumstances will Defendants or the Released Parties be required to pay, or cause

payment of, more than the Settlement Amount pursuant to this Stipulation or the Settlement for

any reason whatsoever, including, without limitation, as Administrative Costs, as compensation to

any Settlement Class Member, as payment of Plaintiffs' or any Settlement Class Member's

attorneys' fees and expenses, or in payment of any fees, expenses, costs, liability, losses, Taxes,

or damages whatsoever alleged or incurred by Plaintiffs, any Settlement Class Member or Lead

Counsel, including but not limited to their attorneys, experts, advisors, agents, or representatives.

Any agreement between or among Plaintiffs' Counsel to divide fees, expenses, costs or interest

shall be between or among such Plaintiffs' Counsel only, and Defendants and the Released Parties shall have no responsibility for or liability with respect to any allocation between or among Plaintiffs' Counsel, or with respect to any payment to any Plaintiffs' Counsel, of any fees, expenses, costs or interest.

3.   Handling and Disbursement of Funds by the Escrow Agent

3.1.   No monies will be disbursed from the Settlement Fund prior to the Effective Date except:

(a)   As provided in ¶3.4 below;

(b)   As provided in ¶8.2 below;

(c)   As provided in ¶10.10 below, if applicable; and

(d)   To pay Taxes and Tax Expenses (as defined in ¶4.1 below). Taxes and Tax Expenses shall be paid out of the Settlement Fund and shall be considered to be a cost of administration of the Settlement and shall be timely paid by the Escrow Agent without prior Order of the Court.

3.2.   The Escrow Agent shall invest the Settlement Fund in short term instruments backed by the full faith and credit of the United States Government or fully insured by the United States Government or an agency thereof and shall reinvest the proceeds of these instruments as they mature in similar instruments at their then-current market rates. The Escrow Agent shall bear all responsibility and liability for managing the Escrow Account and cannot assign or delegate its responsibilities without approval of the Parties. Defendants, their counsel, their insurers, and the other Released Parties shall have no responsibility for, interest in, or any liability whatsoever with respect to any investment or management decisions executed by the Escrow Agent. The Settlement Fund shall bear all risks related to the investments of the Settlement Amount in accordance with the guidelines set forth in this ¶3.2.

3.3. The Escrow Agent shall not disburse the Settlement Fund except as provided in this Stipulation, by an order of the Court, or with the written agreement of Defendants.

3.4. At any time after the Court grants preliminary approval of the Settlement, the Escrow Agent may, without further approval from Defendants or the Court, disburse at the direction of Lead Counsel up to $250,000 from the Settlement Fund prior to the Effective Date to pay Administrative Costs. Defendants, their counsel, their insurers, and the other Released Parties shall have no responsibility for or liability whatsoever with respect to the Notice and Administrative Costs, nor shall they have any responsibility or liability whatsoever for any claims with respect thereto. After the Effective Date, additional amounts may be transferred from the Settlement Fund to pay for any reasonable and necessary Administrative Costs without further order of the Court.

4. **Taxes**

4.1. The Parties agree to treat the Settlement Fund as being at all times a "qualified settlement fund" within the meaning of Treasury Regulation § 1.468B-1. In addition, Lead Counsel shall timely make, or cause to be made via the Escrow Agent, such elections as necessary or advisable to carry out the provisions of this ¶4.1, including the "relation-back election" (as defined in Treasury Regulation § 1.468B-1) back to the earliest permitted date. Such elections shall be made in compliance with the procedures and requirements contained in such regulations. It shall be the responsibility of Lead Counsel to timely and properly prepare and deliver the necessary documentation for signature by all necessary parties, and thereafter to cause the appropriate filing to occur. Upon written request, the Released Parties will timely provide to Lead Counsel the statement described in Treasury Regulation § 1.468B-3(e).

(a) For purposes of § 1.468B of the Internal Revenue Code of 1986, as amended, and Treasury Regulation § 1.468B-2(k)(3) promulgated thereunder, the "administrator" shall be Lead Counsel. Lead Counsel shall timely and properly file, or cause to be filed via the Escrow Agent, all informational and other tax returns necessary or advisable with respect to the Settlement Fund (including without limitation the returns described in Treasury Regulation § 1.468B-2(k)). Such returns (as well as the election described in this ¶4.1) shall be consistent with this ¶4.1 and in all events shall reflect that all Taxes (including any estimated Taxes, interest or penalties) on the income earned by the Settlement Fund shall be paid out of the Settlement Fund.

(b) All Taxes (including any estimated Taxes, interest or penalties) arising with respect to the income earned by the Settlement Fund, including any Taxes or tax detriments that may be imposed upon the Released Parties with respect to (i) any income earned by the Settlement Fund for any period during which the Settlement Fund does not qualify as a "qualified settlement fund" for federal or state income tax purposes and (ii) the payment or reimbursement by the Settlement Fund of any taxes or tax detriments described in clause (i) ("Taxes"), and all expenses and costs incurred in connection with the operation and implementation of this ¶4.1 (including, without limitation, expenses of tax attorneys and/or accountants and mailing and distribution costs and expenses or penalties relating to filing (or failing to file) the returns described in this ¶4.1) ("Tax Expenses"), shall be paid out of the Settlement Fund, as appropriate. In no event shall the Released Parties or their counsel have any liability or responsibility for the Taxes or the Tax Expenses. The Settlement Fund shall indemnify and hold each of the Released Parties and their counsel harmless for Taxes and Tax Expenses (including, without limitation, Taxes payable by any reason of any such indemnification). Further, Taxes and Tax Expenses shall be treated as, and considered to be, a cost of administration of the Settlement and shall be timely paid out of the

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Settlement Fund without prior order from the Court. The Escrow Agent shall be obligated (notwithstanding anything herein to the contrary) to withhold from distribution to Authorized Claimants any funds necessary to pay such amounts, including the establishment of adequate reserves for any Taxes and Tax Expenses (as well as any amounts that may be withheld under Treasury Regulation § 1.468B-2(1)(2)). The Released Parties and their counsel shall have no responsibility for, interest in, or any liability whatsoever with respect to the acts or omissions of Lead Counsel or the Escrow Agent with respect to the foregoing provided in this ¶4.1. The Parties agree to cooperate with each other, and their tax attorneys and accountants, to the extent reasonably necessary to carry out the provisions of this ¶4.1.

5. Preliminary Approval Order and Settlement Hearing

5.1. As soon as practicable after execution of this Stipulation, Plaintiffs shall submit this Stipulation and its exhibits to the Court and shall move for preliminary approval of the Settlement set forth in this Stipulation, entry of a preliminary approval order substantially in the form of Exhibit A, and approval for the mailing and dissemination of notice, substantially in the form of Exhibits A-1, A-3, and A-4. The Long Notice (Exhibit A-1) shall include the general terms of the Settlement and the provisions of the Plan of Allocation and shall set forth the procedure by which recipients of the Notice may object to the Settlement or the Plan of Allocation or request to be excluded from the Settlement Class. The date and time of the Settlement Hearing shall be added to the Notice before it is mailed or otherwise provided to Settlement Class Members.

5.2. At the time of the submission described in ¶5.1 hereof, Plaintiffs shall request that, after the Notice is provided, the Court hold the Settlement Hearing and (i) approve the Settlement as set forth herein, and (ii) enter a final order and judgment substantially in the form of Exhibit B hereto, as promptly after the Settlement Hearing as possible.

5.3. It shall be Lead Counsel's sole responsibility to disseminate the Notice to the Settlement Class in accordance with this Stipulation and as ordered by the Court. Defendants shall not bear any cost or responsibility for the Notice, the administration, or the allocation of the Net Settlement Fund among Settlement Class Members. Settlement Class Members shall have no recourse as to the Released Parties with respect to any claims they may have that arise from any failure of the notice process.

5.4. To assist in dissemination of notice, Vanguard will use reasonable best efforts to provide to Lead Counsel information sufficient to identify Settlement Class Members and the amount of 2021 capital gains distributions they received from each Investor TRF held in Taxable Accounts, to the extent that Settlement Class Members held Investor TRFs in accounts maintained with Vanguard ("Settlement Class Information"). Vanguard shall provide the Settlement Class Information to Lead Counsel or the Claims Administrator, at no cost to Plaintiffs, the Settlement Class, Lead Counsel, or the Claims Administrator, within fifteen (15) Business Days after the Court signs an order preliminarily approving the Settlement, in electronic form as is reasonably available to Vanguard. The Parties acknowledge that any Settlement Class Information Vanguard provides to Lead Counsel or the Claims Administrator pursuant to this ¶5.4 shall be treated as "CONFIDENTIAL" (as defined by the Protective Order in this Action (Dkt. No. 117)) and will be used by Lead Counsel and/or the Claims Administrator solely to deliver the Notice and/or implement the Settlement, including the Plan of Allocation.

5.5. No later than ten (10) calendar days following the filing of this Stipulation with the Court, Defendants shall serve, or cause to be served, the notice required under the Class Action Fairness Act of 2005 ("CAFA"). No later than twenty-one (21) calendar days following the filing of this Stipulation with the Court, Defendants shall file with the Court an affidavit or declaration regarding their compliance with the CAFA notice requirements. Vanguard shall be solely responsible for any costs incurred in serving or causing the service of CAFA notice, and Plaintiffs, the Settlement Class, and the Settlement Fund shall bear no responsibility for any such costs.

6.   Releases and Covenants Not to Sue

6.1.   Upon the Effective Date, the Releasing Parties, regardless of whether any such Releasing Party ever seeks or obtains by any means, including without limitation by submitting a Proof of Claim, any disbursement from the Settlement Fund, shall be deemed to have, and by operation of the Final Judgment shall have, fully, finally, and forever released, relinquished, waived and discharged any and all Released Claims (including, without limitation, Unknown Claims) against the Released Parties and shall have covenanted not to sue the Released Parties with respect to all such Released Claims, and shall be permanently barred and enjoined from asserting, commencing, maintaining, enforcing, prosecuting, instituting, assisting, instigating, or in any way participating in the commencement or prosecution of any action or other proceeding, in any state or federal court or arbitral forum, or in any court of any foreign jurisdiction, asserting any and all Released Claims (including, without limitation, Unknown Claims), in any capacity, against any of the Released Parties, and agree and covenant not to sue any of the Released Parties on the basis of the Released Claims (including, without limitation, Unknown Claims) or to assist any third party in commencing or maintaining any suit against the Released Parties related to any Released Claims (including, without limitation, Unknown Claims), whether or not such Settlement Class Member executes and delivers a Proof of Claim form, seeks or obtains a distribution from the Settlement Fund, is entitled to receive a distribution under the Plan of Allocation approved by the Court, or has objected to any aspect of the Stipulation or the Settlement, the Plan of Allocation,

20

or Lead Counsel's application for an award of attorneys' fees or expenses. Nothing contained

herein shall, however, bar the Releasing Parties from bringing any action or claim to enforce the

terms of this Stipulation or the Final Judgment. This release shall not apply to any Settlement Class

Members who timely and validly exclude themselves from the Settlement Class.

        6.2.   Upon the Effective Date, the Released Parties shall be deemed to have, and

by operation of the Final Judgment shall have, fully, finally, and forever released, relinquished,

and discharged all claims they may have against the Releasing Parties, including Settlement Class

Members and Plaintiffs' Counsel, related to the prosecution of the Action or any other known or

unknown counter-claim related thereto and shall have covenanted not to sue the Releasing Parties,

including Settlement Class Members and Plaintiffs' Counsel, with respect to any counter claim,

claim, or sanction related to the Released Claims, and shall be permanently barred and enjoined

from asserting, commencing, prosecuting, instituting, assisting, instigating, or in any way

participating in the commencement or prosecution of any action or other proceeding, in any forum,

asserting any such claim, in any capacity, against any of the Releasing Parties, including

Settlement Class Members and Plaintiffs' Counsel, and agree and covenant not to sue any of the

Releasing Parties, including Settlement Class Members and Plaintiffs' Counsel, on the basis of

any such claim or to assist any third party in commencing or maintaining any suit against the

Releasing Parties related to any such claim. Nothing contained herein shall, however, bar the

Released Parties from bringing any action or claim to enforce the terms of this Stipulation or the

Final Judgment. For the avoidance of doubt, the releases, relinquishments, and discharges

provided by the Released Parties in this Stipulation do not include the release, relinquishment, or

discharge of any claim or cause of action that any of the Released Parties may have against an

insurer for, arising out of or related to insurance coverage for, arising out of or related to the Action or any related matter or proceeding, including any derivative or ERISA action based on similar allegations.

6.3. The Proof of Claim and Release to be executed by Settlement Class Members shall release all Released Claims against the Released Parties and shall be substantially in the form contained in Exhibit A-2 attached hereto; provided, however, that the failure of a Settlement Class Member to submit such Proof of Claim and Release shall have no effect on the provisions of the foregoing ¶¶6.1 and 6.2, inclusive, which shall remain in full force and effect as to each of the Settlement Class Members (who have not validly opted out of the Settlement Class) irrespective of any lack of submission of a Proof of Claim and Release.

6.4. The releases provided in this Stipulation shall become effective immediately upon occurrence of the Effective Date without the need for any further action, notice, condition, or event. The Releasing Parties shall be deemed to have acknowledged that, as of the Effective Date, the releases given herein shall become effective immediately by operation of the Final Judgment and shall be permanent, absolute, and unconditional.

7.   Administration and Calculation of Claims, Final Awards and Supervision and Distribution of the Settlement Fund

7.1. Under the supervision of Lead Counsel, acting on behalf of the Settlement Class, and subject to such supervision and direction of the Court as circumstances may require, the Claims Administrator shall administer and calculate the claims submitted by Settlement Class Members and shall oversee distribution of the Net Settlement Fund (as defined below) to Authorized Claimants. After the Effective Date, Lead Counsel shall apply to the Court, on notice to the Parties, for the Settlement Fund Distribution Order.

7.2. The Settlement Fund shall be applied as follows:

(a) To pay the Taxes and Tax Expenses described in ¶4.1 above;

(b)   To pay Administrative Costs;

(c)   To pay Lead Counsel's attorneys' fees and expenses, and Awards to Plaintiffs ("Fee and Expense Award"), to the extent allowed by the Court; and

(d)   To distribute the balance of the Settlement Fund, that is, the Settlement Fund less the items set forth in ¶¶7.2(a)-(c) hereof, plus all accrued interest ("Net Settlement Fund") to the Authorized Claimants as allowed by this Stipulation, the Plan of Allocation, or the Court.

7.3.   Upon and after the Effective Date, the Net Settlement Fund shall be distributed to Authorized Claimants in accordance with the terms of the Plan of Allocation set forth in the Notice and any orders of the Court. No Person shall have any claims against Lead Counsel, the Claims Administrator, or any other agent designated by Lead Counsel, Released Parties, or Defense Counsel based on distribution determinations or claim rejections made substantially in accordance with this Stipulation and the Settlement contained herein, the Plan of Allocation, or orders of the Court. The Settlement Class Members and Lead Counsel release Defendants and the Released Parties from any and all liability and claims arising from or with respect to the administrations, investment, or distribution of the Settlement Fund. Lead Counsel shall have the right, but not the obligation, to waive what it deems to be formal or technical defects in any Proofs of Claim filed, where doing so is in the interest of achieving substantial justice.

7.4.   This is not a claims-made settlement, and if all conditions of the Stipulation are satisfied and the Final Judgment becomes Final, no portion of the Settlement Fund will be returned to Defendants or any entities that funded the Settlement Fund at Defendants' direction. Defendants, their counsel, their insurers, and the other Released Parties shall have no responsibility for, involvement in, interest in, or liability whatsoever with respect to the investment or distribution of the Net Settlement Fund, the Plan of Allocation, the determination, administration, or calculation of claims, the payment or withholding of Taxes or Tax Expenses, or any losses incurred in connection therewith. In no instance shall Defendants be required to pay any amount other than as specified in ¶2.1.

7.5.   The Claims Administrator shall administer the Settlement subject to the jurisdiction of the Court and pursuant to this Stipulation and the Plan of Allocation. Plaintiffs and Lead Counsel shall be solely responsible for formulation of the Plan of Allocation. It is understood and agreed by the Parties that any proposed Plan of Allocation of the Net Settlement Fund including, but not limited to, any adjustments to an Authorized Claimant's claim set forth therein, is not a condition of this Stipulation and is to be considered by the Court separately from the Court's consideration of the fairness, reasonableness, and adequacy of the Settlement. Any order or proceedings relating to the Plan of Allocation, or any appeal from any order relating thereto or reversal or modification thereof, shall not operate to modify, terminate or cancel this Stipulation, or affect or delay the finality of the Final Judgment and the releases contained therein, or any other orders entered pursuant to this Stipulation.

7.6.   Each Claimant shall be deemed to have submitted to the jurisdiction of the Court with respect to the Claimant's claim, and the claim will be subject to investigation and discovery under the Federal Rules of Civil Procedure, provided that such investigation and discovery shall be limited to that Claimant's status as a Settlement Class Member and the validity of the amount of the Claimant's claim. No discovery shall be allowed on the merits of the Action or Settlement in conjunction with the processing of the Proofs of Claim.

7.7.   Payment pursuant to this Stipulation shall be deemed final and conclusive against all Claimants. All Claimants whose claims are not approved by the Court shall be barred from participating in the distribution from the Net Settlement Fund, but otherwise shall be bound by all of the terms of this Stipulation and the Settlement, including the terms of the Final Judgment to be entered in this Action and the releases provided for herein, and will be barred from bringing any action against the Released Parties concerning the Released Claims.

7.8.   All proceedings with respect to the administration, processing, and determination of claims and all controversies relating thereto, including disputed questions of law and fact with respect to the validity of claims, shall be subject to the jurisdiction of this Court, but shall not delay or affect the finality of the Final Judgment.

7.9.   Neither the Parties nor their counsel shall have any responsibility for or liability whatsoever with respect to: (i) any act, omission, or determination of the Escrow Agent or the Claims Administrator, or any of their respective designees or agents, in connection with the administration of the Settlement Fund or otherwise; (ii) the Plan of Allocation; (iii) the determination, administration, calculation, or payment of any claims asserted against the Settlement Fund; (iv) any losses suffered by, or fluctuations in the value of, the Settlement Fund; or (v) the payment or withholding of any Taxes, expenses, and/or costs incurred in connection with the taxation of the Settlement Fund or the filing of any returns.

8.   **Lead Counsel's Attorneys' Fees and Reimbursement of Expenses**

8.1.   Lead Counsel may submit an application or applications ("Fee and Expense Application") for distributions from the Settlement Fund to Lead Counsel for a Fee and Expense Award consisting of: (i) an award of attorneys' fees from the Settlement Fund; (ii) reimbursement of actual costs and expenses, including the fees and expenses of any experts or consultants, incurred in connection with prosecuting the Action; and (iii) Awards to Plaintiffs. Defendants shall take no position with respect to the Fee and Expense Application. Lead Counsel's application

25

for an award of attorneys' fees or litigation expenses is not the subject of any agreement between Defendants and Plaintiffs other than what is set forth in this Stipulation.

      8.2.   Any attorneys' fees and expenses awarded to Lead Counsel by the Court shall be paid to Lead Counsel from the Escrow Account within three (3) Business Days of the date the Court enters an order approving the Fee and Expense Award, notwithstanding the existence of any timely filed objections to any Fee and Expense Award, or potential for appeal therefrom, or collateral attack on the Settlement or any part thereof, and subject to Lead Counsel's obligation to make appropriate refunds or repayments to the Settlement Fund, plus interest earned thereon, within ten (10) Business Days if and when the Settlement is terminated in accordance with its terms or, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, the Fee and Expense Award is reduced.

      8.3.   The procedure for, and allowance or disallowance by the Court of, the Fee and Expense Application are not conditions of the Settlement set forth in this Stipulation and are to be considered by the Court separately from the Court's consideration of the fairness, reasonableness, and adequacy of the Settlement. Any order or proceeding relating to the Fee and Expense Application, or any objection to, motion regarding, or appeal from any order or proceeding relating thereto or reversal or modification thereof, shall not operate to modify, terminate or cancel this Stipulation, or affect or delay the finality of the Final Judgment or the releases contained therein or any other orders entered pursuant to this Stipulation.

      8.4.   Any Fee and Expense Award paid to Lead Counsel or Awards to Plaintiffs shall be paid solely from the Settlement Fund and shall reduce the settlement consideration paid to the Settlement Class accordingly. Defendants shall not have any responsibility for payment of Lead Counsel's attorneys' fees and expenses or other award to Plaintiffs beyond the obligation of

Vanguard to fund, or cause to be funded, the Settlement Amount as set forth in ¶2.1 above. The

Released Parties shall have no responsibility for, and no liability whatsoever with respect to, any

payments to Lead Counsel, Plaintiffs, the Settlement Class and/or any other Person who receives

payment from the Settlement Fund.

9.   Class Certification

9.1.   The Parties agree that the Court should certify the Settlement Class for

purposes of this Settlement only. For purposes of this Settlement only, in connection with the Final

Judgment, Defendants consent to (i) the appointment of Plaintiffs as class representatives, (ii) the

appointment of Lead Counsel as class counsel, and (iii) the certification of the Settlement Class

pursuant to Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure.

9.2.   In the event that the Final Judgment does not become Final or the Settlement

fails to become effective for any reason, the Settlement Class shall be decertified without prejudice,

and the Parties shall revert to their pre-settlement positions.

10.   Conditions of Settlement, Effect of Disapproval, Cancellation or Termination

10.1.   Plaintiffs, on behalf of the Settlement Class, and Defendants shall each have

the right to terminate the Settlement and Stipulation by providing written notice of their election

to do so ("Termination Notice") to all other Parties within thirty (30) calendar days of:

(a)   entry of a final, non-appealable Court order declining to enter the

Preliminary Approval Order in all material respects;

(b)   entry of a final, non-appealable Court order refusing to approve this

Stipulation in all material respects;

(c)   entry of a final, non-appealable Court order declining to enter the

Final Judgment in all material respects, provided, however, that this Settlement is expressly not conditioned on the Court's approval of the proposed Plan of Allocation, nor on the Court's

approval of Lead Counsel's application for attorneys' fees or expenses, nor on the Court's approval

of any award to Plaintiffs for their reasonable costs and expenses, and any change in the Judgment

relating to these items shall not be considered a material change;

(d) entry of a final, non-appealable Court order refusing to dismiss the

Action with prejudice; or

(e) entry of a final, non-appealable order by which the Final Judgment

is modified or reversed in any material respect by any appeal or review.

10.2. If the Settlement Amount is not paid into the Escrow Account in accordance

with ¶2.1 of this Stipulation, then Plaintiffs, on behalf of the Settlement Class, shall have the right

to: (a) terminate the Settlement and Stipulation by providing written notice to Defendants at any

time prior to the Court's entry of the Final Judgment, provided that Plaintiffs shall not have the

right to terminate the Settlement and Stipulation if the Settlement Amount is paid into the Escrow

Account within ten (10) Business Days of such written notice; or (b) enforce the terms of the

Settlement and this Stipulation and seek a judgment effecting the terms herein.

10.3. If, prior to the Settlement Hearing, persons who otherwise would be

Settlement Class Members have filed with the Court valid and timely requests for exclusion from

the Settlement Class in accordance with the provision of the Preliminary Approval Order and the

Notice, and such persons in the aggregate held Investor TRFs in Taxable Accounts or Other

Relevant Accounts in 2021 in an amount that equals or exceeds the sum specified in a separate

supplemental agreement between the Parties ("Supplemental Agreement"), Defendants shall have

the option, but not the obligation, to terminate this Stipulation in accordance with the procedures

set forth in the Supplemental Agreement. The Parties agree that disclosure of the terms of the

Supplemental Agreement may cause irreparable harm to Defendants, and therefore that the Supplemental Agreement will not be filed with any Court unless a dispute arises as to its interpretation or application, or as otherwise ordered by the Court, nor shall the Supplemental Agreement otherwise be disclosed by Plaintiffs unless ordered by the Court. If a dispute arises among the Parties concerning its interpretation or application, the Parties will take reasonable steps to assure the Supplemental Agreement is filed under seal or submitted for *in camera* review, subject to the Court's approval and direction. The Parties will file a statement identifying the existence of the Supplemental Agreement pursuant to Federal Rule of Civil Procedure 23(e)(3). Copies of all requests for exclusion received, together with copies of all revocations of request for exclusion (if any), shall be delivered to Defendants' counsel within five (5) calendar days of receipt thereof.

10.4. If any Party engages in a material breach of the terms hereof, any other Party, provided that it is in substantial compliance with the terms of this Stipulation, may terminate this Stipulation on notice to all the Parties.

10.5. The Effective Date of this Stipulation shall not occur unless and until each of the following events occurs, and it shall be the date upon which the last in time of the following events occurs:

(a) The Court has entered the Preliminary Approval Order attached hereto as Exhibit A or an order containing materially the same terms;

(b) The Court has finally approved the Settlement, following notice to the Settlement Class and the Settlement Hearing, and has entered the Final Judgment;

(c) The Action has been dismissed with prejudice; and

(d) The Final Judgment has become Final as defined in ¶1.15.

10.6. Upon the occurrence of the Effective Date, any and all interests or rights of Defendants in or to the Settlement Fund shall be absolutely and forever extinguished, except as set forth in this Stipulation.

10.7. In the event that some or all of the conditions specified in ¶10.5 above are not met, the Parties may agree in writing nevertheless to proceed with this Stipulation and Settlement. However, none of the Parties, or any of them, shall have any obligation whatsoever to proceed under any terms other than those provided for and agreed herein.

10.8. In the event the Stipulation shall terminate, or be canceled, or shall not become effective for any reason, the Parties and the Released Parties shall be restored to their respective positions in the Action immediately prior to September 19, 2024, and they shall proceed in all respects as if the Stipulation had not been executed and the related orders had not been entered, and in that event all of their respective claims and defenses as to any issue in the Action shall be preserved without prejudice.

10.9. In the event that the Stipulation is not approved by the Court or the Settlement set forth in this Stipulation is terminated or fails to become effective in accordance with its terms, the terms and provisions of this Stipulation, except as otherwise provided herein, shall have no further force and effect with respect to the Parties or the Released Parties and shall not be used in the Action or in any other proceeding for any purpose, and any judgment or order entered by the Court in accordance with the terms of this Stipulation shall be treated as vacated, *nunc pro tunc*.

10.10. In the event the Stipulation shall be terminated, or be canceled, or is incapable of becoming effective for any reason, within ten (10) Business Days after the occurrence of such event, the Settlement Fund (less taxes already paid and any Administrative Costs which have already been disbursed) shall be refunded by the Escrow Agent to Vanguard or such entities

as Vanguard directs, as applicable, plus accrued interest attributable to that amount, by check or

wire transfer pursuant to written instructions from Defendants' counsel. At the request of

Defendants, the Escrow Agent or its designee shall apply for any tax refund owed on the Settlement

Fund and pay the proceeds, after deduction of any fees or expenses incurred in connection with

such application(s) for refund, to Vanguard or such entities as Vanguard directs, as applicable,

pursuant to written direction from Defendants.

    10.11. No order of the Court or modification or reversal on appeal of any order

of the Court or motion for reconsideration, appeal, petition for a writ of *certiorari* or its equivalent

concerning the Plan of Allocation or the Fee and Expense Application shall in any way delay or

preclude the Effective Date or constitute grounds for cancellation or termination of the Stipulation.

    11. **No Admission of Liability or Wrongdoing**

    11.1. Neither the Settlement, this Stipulation (whether or not consummated),

including the Exhibits hereto and the Plan of Allocation contained therein (or any other plan of

allocation that may be approved by the Court), the negotiations leading to the execution of this

Stipulation and the Settlement, nor any proceedings, communications, drafts, documents, or

agreements taken pursuant to or in connection with this Stipulation, and/or approval of the

Settlement (including any arguments proffered in connection therewith):

      (a) shall be offered or received against any Defendant as evidence of or

construed as or deemed to be evidence of any presumption, concession, or admission by any

Defendant of the truth of any allegations by Plaintiffs or any Settlement Class Member or the

validity of any claim that has been or could have been asserted in the Action, or the deficiency of

any defense that has been or could have been asserted in the Action or in any other litigation, including, but not limited to, litigation of the Released Claims, or of any liability, negligence, fault, or wrongdoing of any kind of any of the Defendants or in any way referred to for any other reason as against any of the Defendants, in any civil, criminal, or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of this Stipulation;

(b)   shall be offered or received against or to the prejudice of any Defendant as evidence of a presumption, concession, or admission of any fault, misrepresentation, or omission with respect to any statement or written document approved or made by any Defendant, or against any Plaintiff or any Settlement Class Member as evidence of any infirmity in the claims of Plaintiffs and the Settlement Class;

(c)   shall be offered or received against any Defendant as evidence of a presumption, concession, or admission of any liability, negligence, fault, or wrongdoing, or in any way referred to for any other reason as against any of the parties to this Stipulation, in any other civil, criminal, or administrative action or proceeding; provided, however, that if this Stipulation is approved by the Court, Defendants and the Released Parties may refer to it to effectuate the release granted them hereunder; or

(d)   shall be construed against Defendants, Plaintiffs, or the Settlement Class as evidence of a presumption, concession or admission that the consideration to be given hereunder represents the amount which could be or would have been recovered after trial or in any proceeding other than this Settlement.

11.2.   The Released Parties may file the Stipulation and/or the Judgment in any action that may be brought against them in order to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, good faith settlement, judgment bar or reduction or any theory of claim preclusion or similar defense or counterclaim.

11.3.   Nothing in this Stipulation constitutes or reflects a waiver or release of any rights or claims of Defendants against their insurers or their insurers' subsidiaries, predecessors, successors, assigns, affiliates, or representatives. Nothing in this Stipulation constitutes or reflects a waiver or release of any rights or claims relating to indemnification, advancement, or any undertakings by an indemnified party to repay amounts advanced or paid by way of indemnification or otherwise.

12.   **Miscellaneous Provisions**

12.1.   Except in the event of the provision of a Termination Notice pursuant to ¶10 of this Stipulation, the Parties shall take all actions necessary to consummate this agreement and agree to cooperate with each other to the extent reasonably necessary to effectuate and implement all terms and conditions of the Stipulation.

12.2.   Each of the attorneys executing this Stipulation, any of its exhibits, or any related settlement documents on behalf of any Party hereto hereby warrants and represents that he or she has been duly empowered and authorized to do so by the Party he or she represents.

12.3.   Plaintiffs and Plaintiffs' Counsel represent and warrant that Plaintiffs are Settlement Class Members and none of Plaintiffs' claims or causes of action against Defendants in the Action, or referred to in this Stipulation, or that could have been alleged against Defendants in the Action have been assigned, encumbered or in any manner transferred in whole or in part.

12.4.   All of the exhibits to the Stipulation are material and integral parts hereof and are fully incorporated herein by reference.

12.5. This Stipulation and the Exhibits attached (together with the Supplemental Agreement referred to in ¶10.3) constitute the entire agreement between the Parties related to the Settlement and supersede any prior agreements. No representations, warranties, promises, inducements or other statements have been made to or relied upon by any Party concerning this Stipulation or its Exhibits, other than the representations, warranties and covenants expressly set forth herein. Plaintiffs, on behalf of themselves and the Settlement Class, acknowledge and agree that any and all other representations and warranties of any kind or nature, express or implied, are specifically disclaimed and were not relied upon in connection with this Stipulation. In entering this Stipulation, the Parties relied solely upon their own knowledge and investigation. Except as otherwise provided herein, each Party shall bear their own costs.

12.6. This Stipulation shall be construed and interpreted to effectuate the intent of the Parties, which is to resolve completely those claims and disputes, including in the Action, and as more fully described herein. If any provision of this Stipulation shall be determined to be invalid, void, or illegal, such provision shall be construed and amended in a manner that would permit its enforcement, but in no event shall such provision affect, impair, or invalidate any other provision hereof.

12.7. This Stipulation may not be modified or amended, nor may any of its provisions be waived, except by a writing signed by all Parties or their counsel or their respective successors in interest.

12.8. This Stipulation shall be binding upon, and shall inure to the benefit of, the Parties and their respective agents, successors, executors, heirs, and assigns.

12.9. The Released Parties who do not appear on the signature lines below are acknowledged and agreed to be third party beneficiaries of this Stipulation and Settlement.

34

12.10. The headings herein are used for the purpose of convenience only and are not meant to have legal effect.

12.11. This Stipulation may be executed in any number of counterparts by any of the signatories hereto and the transmission of an original signature page electronically (including by facsimile or portable document format) shall constitute valid execution of the Stipulation as if all signatories hereto had executed the same document. Copies of this Stipulation executed in counterpart shall constitute one agreement. A complete set of executed counterparts shall be filed with the Court.

12.12. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be deemed duly given: (i) when delivered personally to the recipient; or (ii) one (1) business day after being sent to the recipient by reputable overnight courier service (charges prepaid) and addressed to the intended recipient as set forth below:

If to Plaintiffs or to Lead Counsel:

> Phillip Kim
> Joshua Baker
> The Rosen Law Firm, P.A.
> 275 Madison Avenue, 40th Floor
> New York, NY 10016

If to Defendants or to Defendants' Counsel:

> Maeve L. O'Connor
> Elliot Greenfield
> Debevoise & Plimpton LLP
> 66 Hudson Boulevard
> New York, NY 10001

> Daniel J. Kramer
> Andrew J. Ehrlich
> Paul, Weiss, Rifkind, Wharton & Garrison LLP
> 1285 Avenue of the Americas
> New York, NY 10019

12.13.   This Stipulation, the Settlement, and any and all disputes arising out of or relating in any way to this Stipulation, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of New York without regard to that State's conflict of laws principles.

12.14.   Any claim or dispute among the Parties arising out of, relating to, or in connection with the interpretation or implementation of the terms of the Stipulation prior to submission to the Court shall be resolved by the mediator, the Hon. Layn R. Phillips (ret.), acting as arbitrator, whose determinations shall be binding and non-appealable.

12.15.   The Court shall retain jurisdiction with respect to the implementation and enforcement of the terms of this Stipulation, and all Parties hereto submit to the jurisdiction of the Court for purposes of implementing and enforcing the Settlement embodied in this Stipulation.

12.16.   Pending approval of the Court of the Stipulation, all proceedings in this Action shall be stayed, and all members of the Settlement Class shall be barred and enjoined from prosecuting any of the Released Claims against any of the Released Parties.

12.17.   The Stipulation shall not be construed more strictly against one Party than another merely by virtue of the fact that it, or any part of it, may have been prepared by counsel for one of the Parties, it being recognized that it is the result of arm's-length negotiations between the Parties, and all Parties have contributed substantially and materially to the preparation of this Stipulation.

12.18.   All agreements by, between or among the Parties, their counsel and their other advisors as to the confidentiality of information exchanged between or among them, including the Court's orders entered during this Action relating to the confidentiality of information, shall remain in full force and effect, and shall survive the execution and any termination of this Stipulation and the final consummation of the Settlement, if finally consummated, without regard to any of the conditions of the Settlement.

12.19.   The Parties shall not assert or pursue any action, claim or rights that any Party violated any provision of Rule 11 of the Federal Rules of Civil Procedure in connection with the Action, the Settlement, or the Stipulation. The Parties agree that the Action was resolved in good faith following arm's-length bargaining, in full compliance with applicable requirements of good faith litigation under Rule 11 of the Federal Rules of Civil Procedure. The Parties reserve their right to rebut, in any manner that such party determines to be appropriate, any contention made in any public forum regarding the Action, including that the Action was brought or defended in bad faith or without a reasonable basis.

12.20.   Any failure by any of the Parties to insist upon the strict performance by any other Party of any of the provisions of the Stipulation shall not be deemed a waiver of any of the provisions hereof, and such Party, notwithstanding such failure, shall have the right thereafter to insist upon the strict performance of any and all of the provisions of this Stipulation to be performed by the other Parties to this Stipulation.

12.21.   No waiver of any term or provision of this Stipulation, or of any breach or default hereof or hereunder, shall be valid or effective unless in writing and signed by or on behalf of all Parties or their respective successors-in-interest. No waiver of any term or provision of this Stipulation, or any breach or default hereof or hereunder, shall be deemed or construed to be a waiver of the same or any other term or provision or of any previous or subsequent breach thereof.

12.22.   The Parties reserve the right, without further order of the Court, to make any reasonable extensions of time that might be necessary to carry out any of the provisions of this Stipulation.

12.23.   Whether or not this Stipulation is approved by the Court and whether or not the settlement embodied in this Stipulation is consummated, the Parties and their counsel shall use their best efforts to keep all negotiations, discussions, acts performed, agreements, drafts, documents signed and proceedings had in connection with this Stipulation confidential. Notwithstanding the foregoing, the Parties agree that this Stipulation may be filed publicly as part of any motion for preliminary or final approval of the settlement.

IN WITNESS WHEREOF, the Parties have executed this Stipulation by their undersigned counsel effective as of the date set forth below.

Respectfully submitted,

Dated: November 6, 2024

THE ROSEN LAW FIRM, P.A.

By: */s/Phillip Kim*
Joshua Baker (*pro hac vice*)
Phillip Kim (*pro hac vice*)
Jonathan Stern (*pro hac vice*)
275 Madison Avenue, 40th Floor
New York, NY 10016
Telephone: (212) 686-1060
Fax: (212) 202-3827
Email: pkim@rosenlegal.com
Email: jstern@rosenlegal.com
Email: jbaker@rosenlegal.com

Jacob A. Goldberg (PA ID: 66399)
101 Greenwood Avenue, Suite 440
Jenkintown, PA 19046
Telephone: (215) 600-2817
Fax: (212) 202-3827
Email: jgoldberg@rosenlegal.com

Interim Class Counsel for Plaintiffs

DOVEL & LUNER, LLP
Jonas B. Jacobson
Simon Franzini

38

201 Santa Monica Blvd., Suite 600
Santa Monica, CA 90401
Telephone: (310) 656-7066

Additional Counsel for Plaintiffs

**WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP**
Mark C. Rifkin
Matthew M. Guiney
270 Madison Avenue
New York, NY 10016
Telephone: 212/545-4600
Facsimile: 212/545-4653

Additional Counsel for Plaintiffs

GOLOMB, SPIRT, GRUNFELD, P.C.
Richard M. Golomb
Kevin W. Fay
1835 Market Street, Suite 2900
Philadelphia, PA 19103
Tel: (215) 985-9177
Fax: (215) 985-4169

**BEASLEY, ALLEN, CROW, METHVIN,
PORTIS & MILES, P.C.**
W. Daniel "Dee" Miles, III
James B. Eubank
218 Commerce Street
Montgomery, Alabama 36104
Tel: (334) 269-2343
Fax: (334) 954-7555

Additional Counsel for Plaintiffs

THE BROWN LAW FIRM, P.C.
Timothy Brown
767 Third Avenue, Suite 2501
New York, NY 10017
Telephone: (516) 922-5427
Facsimile: (516) 344-6204

Additional Counsel for Plaintiffs

Dated: November 6, 2024

WELSH & RECKER, P.C.

By: */s/Samuel W. Silver*
Samuel W. Silver (Pa. ID. 56596)
306 Walnut Street
Philadelphia, PA 19106
Telephone: (267) 764-5492
Email: ssilver@welshrecker.com

DEBEVOISE & PLIMPTON LLP
Maeve L. O'Connor (*pro hac vice*)
Elliot Greenfield (*pro hac vice*)
Amy C. Zimmerman (*pro hac vice*)
66 Hudson Boulevard
New York, NY 10001
Telephone: (212) 909-6000
Email: mloconnor@debevoise.com
Email: egreenfield@debevoise.com
Email: azimmerman@debevoise.com

*Counsel for Defendants The Vanguard
Group, Inc., Vanguard Chester Funds
Mortimer J. Buckley, John Bendl, Christine
M. Buchanan, and John E. Schadl*

Dated: November 6, 2024

**TROUTMAN PEPPER HAMILTON
SANDERS LLP**

By: */s/Francis P. Devine, III*
Francis P. Devine, III
Michael E. Baughman
3000 Two Logan Square
Philadelphia, PA 19103-2799
Telephone: (215) 981-4290
Email: francis.devine@troutman.com
Email: michael.baughman@troutman.com

**PAUL, WEISS, RIFKIND, WHARTON &
GARRISON LLP**
Daniel J. Kramer (*pro hac vice*)
Andrew J. Ehrlich (*pro hac vice*)
1285 Avenue of the Americas New York,
New York 10019
Tel: (212) 373-3000
Fax: (212) 757-3990

Email: dkramer@paulweiss.com
Email: aehrlich@paulweiss.com
Email: kammari@paulweiss.com

*Counsel for Defendants Emerson U.
Fullwood, Amy Gutmann, F. Joseph
Loughrey, Mark Loughridge, Scott C.
Malpass, Deanna Mulligan, Andre F. Perold,
Sarah Bloom Raskin, and Peter F. Volanakis*

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

IN RE VANGUARD CHESTER FUNDS LITIGATION	Case No. 2:22-cv-955-JFM

[PROPOSED] ORDER PRELIMINARILY APPROVING CLASS ACTION
SETTLEMENT AND PROVIDING FOR NOTICE

WHEREAS, Plaintiffs Haifan Liang, Julia Lucas, Donald R. Lichtenstein, Samuel B. Skraly, Ardes Poisson, Valerie M. Verduce, John Harvey, Caitlin Brigham, Jeffrey Chaussee, Zeb Bradford, Benjamin Deming, and James Daily ("Plaintiffs") and Defendants The Vanguard Group, Inc. ("Vanguard"), Vanguard Chester Funds, Mortimer J. Buckley, John Bendl, Christine M. Buchanan, John E. Schadl, Emerson U. Fullwood, Amy Gutmann, F. Joseph Loughrey, Mark Loughridge, Scott C. Malpass, Deanna Mulligan, André F. Perold, Sarah Bloom Raskin, and Peter F. Volanakis ("Defendants," and together with Plaintiffs, the "Parties"), have entered into the Stipulation of Settlement, dated November 6, 2024 ("Stipulation"), which is subject to review under Rule 23 of the Federal Rules of Civil Procedure and which, together with the exhibits annexed thereto, sets forth the terms and conditions for the proposed settlement of the class action pending before the Court entitled *In re Vanguard Chester Funds Litigation,* Case No. 2:22-cv-955 (E.D. Pa.) ("Action"); and the Court having read and considered the Stipulation and the exhibits thereto and submissions made relating thereto, and finding that substantial and sufficient grounds exist for entering this Order; and the Parties having consented to the entry of this Order;

NOW, THEREFORE, IT IS HEREBY ORDERED, this _____ day of_____, 2024, that:

1.   Capitalized terms used herein have the meanings defined in the Stipulation.

1

2.   Pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure and for

the purposes of the Settlement only, the Action is hereby preliminarily certified as a class action

on behalf of all investors in the Investor TRFs who: (1) reside in the United States; (2) held shares

of the Investor TRFs in Taxable Accounts or Other Relevant Accounts; and (3) received capital

gains distributions from the Investor TRFs in 2021. Excluded from the Settlement Class are: (i)

Defendants, the present and former officers and directors of Defendants at all relevant times,

members of their immediate families, and any entity in which any Defendant, or any person

excluded under this subsection (i), has or had a majority ownership interest at any time; (ii) persons

whose claims in this matter have been finally adjudicated on the merits or otherwise released; (iii)

counsel of record for the parties in this Action; (iv) any Judge or Magistrate presiding over this

Action; (v) persons who properly execute and submit a timely request for exclusion from the

Settlement Class; and (vi) the legal representatives, successors, and assignees of any such excluded

persons.

3.   This Court finds, preliminarily and for purposes of this Settlement only, that the

prerequisites for a class action under Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure

have been satisfied in that: (a) the number of Settlement Class Members is so numerous that joinder

of all members of the Settlement Class is impracticable; (b) there are questions of law and fact

common to the Settlement Class; (c) the claims of Plaintiffs are typical of the claims of the

Settlement Class they seek to represent; (d) Plaintiffs fairly and adequately represent the interests

of the Settlement Class; (e) questions of law and fact common to the Settlement Class predominate

over any questions affecting only individual members of the Settlement Class; and (f) a class action

is superior to other available methods for the fair and efficient adjudication of the Action.

4.   Pursuant to Rule 23 of the Federal Rules of Civil Procedure, preliminarily and for the purposes of this Settlement only, Plaintiffs are certified as the class representatives on behalf of the Settlement Class ("Class Representatives") and Interim Class Counsel, The Rosen Law Firm, P.A., previously appointed by the Court, is hereby appointed as Class Counsel for the Settlement Class ("Class Counsel").

5.   The Court finds that: (a) the Stipulation resulted from good faith, arm's length negotiations with the benefit and aid of an experienced mediator; and (b) the Stipulation is sufficiently fair, reasonable and adequate to the Settlement Class Members to warrant providing notice of the Settlement to Settlement Class Members and holding a Settlement Hearing.

6.   The Court therefore preliminarily approves the Settlement, subject to further consideration at a hearing ("Settlement Hearing") pursuant to Federal Rule of Civil Procedure 23(e), which is hereby scheduled to be held before the Court on _____, 2025 at __:___ _.m. for the following purposes:

(a)   to determine finally whether the applicable prerequisites for class action treatment under Federal Rules of Civil Procedure 23(a) and (b) are satisfied;

(b)   to determine finally whether the Settlement is fair, reasonable, and adequate, and should be approved by the Court;

(c)   to determine finally whether the Final Judgment, substantially in the form of Exhibit B to the Stipulation, should be entered, dismissing the Action on the merits and with prejudice, and to determine whether the release by the Releasing Parties of the Released Claims against the Released Parties, as set forth in the Stipulation, should be ordered, along with a permanent injunction barring efforts to prosecute or attempt to prosecute any Released Claims extinguished by the release against any of the Released Parties, as also set forth in the Stipulation;

(d)   to determine finally whether the proposed Plan of Allocation for the distribution of the Net Settlement Fund is fair and reasonable and should be approved by the Court;

(e)   to consider the application of Class Counsel for an award of attorneys' fees and expenses and awards to the Class Representatives;

(f)   to consider Settlement Class Members' objections to the Settlement, if any, whether timely submitted in writing or presented orally at the Settlement Hearing by Settlement Class Members (or by counsel on their behalf), provided that they gave proper notice that they intend to appear at the Settlement Hearing; and

(g)   to rule upon such other matters as the Court may deem appropriate.

7.   The Court reserves the right to adjourn the Settlement Hearing to a later date and to approve the Settlement without modification, or with such modifications as may be agreed to by the Parties, and with or without further notice of any kind other than entry of an Order on the Court's docket, where to do so would not impair Settlement Class Members' rights in a manner inconsistent with Rule 23 or due process of law. The Court further reserves the right to enter its Final Judgment approving the Settlement and dismissing the Action, on the merits and with prejudice, regardless of whether it has approved the Plan of Allocation or awarded attorneys' fees and expenses.

8.   The Court reserves the right to hold the Settlement Hearing telephonically or by other virtual means. In the event the Court decides to hold the Settlement Hearing telephonically or by other virtual means, Class Counsel will direct the Claims Administrator to update its website regarding the Settlement Hearing's telephonic or virtual format.

9.   The Court approves the form, substance and requirements of: (a) the Notice of Pendency and Proposed Settlement of Class Action ("Long Notice"); (b) the Summary Notice of

Pendency and Proposed Class Action Settlement ("Summary Notice"); (c) the Postcard Notice (together with the Long Notice and Summary Notice, "Notice"); and (d) the Proof of Claim and Release Form ("Proof of Claim"), all of which are exhibits to the Stipulation.

10.   Class Counsel has the authority to enter into the Settlement on behalf of the Settlement Class and has the authority to act on behalf of the Settlement Class with respect to all acts or consents required by or that may be given pursuant to the Stipulation or such other acts that are reasonably necessary to consummate the Settlement.

11.   For settlement purposes only, Strategic Claims Services is appointed and approved as the Claims Administrator to supervise and administer the notice procedure as well as the processing of claims.

12.   The Escrow Agent may, at any time after entry of this Order and without further approval from Defendants or the Court, disburse at the direction of Class Counsel up to $250,000 from the Settlement Fund prior to the Effective Date to pay reasonable Administrative Costs, provided, however, that in the event the Stipulation shall be terminated, or be canceled, or is incapable of becoming effective for any reason, within ten (10) Business Days after the occurrence of such event, the Settlement Fund (less taxes already paid and any Administrative Costs which have already been disbursed) shall be refunded by the Escrow Agent to Defendants or such entity as Defendants direct, as applicable, plus accrued interest attributable to that amount, by check or wire transfer pursuant to written instructions from Defendants' counsel. At the request of Defendants, the Escrow Agent or its designee shall apply for any tax refund owed on the Settlement Fund and pay the proceeds, after deduction of any fees or expenses incurred in connection with such application(s) for refund, to Defendants or such entity as Defendants direct, as applicable, pursuant to written direction from Defendants' counsel.

13.   After the Effective Date, additional amounts may be transferred from the Settlement Fund to pay any additional reasonable and necessary Administrative Costs without further order of the Court, subject to the conditions set forth in ¶ 12.

14.   Within thirty (30) calendar days after entry of this Order preliminarily approving the Settlement, Defendants shall cause to be wired or paid by check or draft to the Escrow Agent forty million dollars ($40,000,000) to be deposited into the Escrow Account as the Settlement Fund.

15.   No later than fifteen (15) Business Days after the date of this Order, The Vanguard Group, Inc. ("Vanguard") shall provide to Class Counsel information sufficient to identify Settlement Class Members (including names, addresses, and email addresses) and the amount of 2021 capital gains distributions they received from each Investor TRF held in Taxable Accounts, to the extent Settlement Class Members held Investor TRFs in Taxable Accounts maintained with Vanguard ("Settlement Class Information") in a usable electronic format as is reasonably available to Vanguard. This information will be kept confidential and not used for any purpose other than to provide the notice contemplated by this Order. Vanguard shall provide the Class Information at no cost to Plaintiffs or Class Counsel.

16.   Class Counsel, through the Claims Administrator, shall cause the Stipulation and its exhibits, this Order, a copy of the Long Notice, and the Proof of Claim to be posted on the Claims Administrator's website within thirty (30) calendar days after entry of this Order.

17.   Class Counsel, through the Claims Administrator, shall cause the Summary Notice to be published electronically once on the *GlobeNewswire* within thirty (30) calendar days of entry of this Order and once on *PRNewswire* within fourteen (14) calendar days after the *GlobeNewswire*

publication. Class Counsel shall, at least seven (7) calendar days before the Settlement Hearing, serve upon Defense Counsel and file with the Court proof of publication of the Summary Notice.

18.   Within thirty (30) calendar days of entry of this Order, Class Counsel, through the Claims Administrator, shall email a copy of the Summary Notice and links to the location of the electronic Long Notice and Proof of Claim to Settlement Class Members for whom the Claims Administrator is able to obtain email addresses from Vanguard or other entities, substantially in the form of Exhibits A-1, A-2, and A-3 to the Stipulation. The Claims Administrator will assign and provide each potential Settlement Class Member identified from Vanguard's Settlement Class Information with an identification number ("Identification Number"). The Identification Number will be included in the email from the Claims Administrator to the Settlement Class Member. If, after the Claims Administrator sends the email to a potential Settlement Class Member and the Claims Administrator receives a message that the email is not valid or a "bounce back" email from the potential Settlement Class Member, the Claims Administrator will mail the Postcard Notice, substantially in the form of Exhibit A-4, to the potential Settlement Class Member.

19.   Class Counsel, through the Claims Administrator, shall make all reasonable efforts to give notice to nominees or custodians who held Investor TRFs as record owners but not as beneficial owners when the Investor TRFs made capital gains distributions in 2021. Such nominees or custodians shall, within ten (10) calendar days of receipt of the notice, either: (i) request copies of the Postcard Notice sufficient to send the Postcard Notice to all Investor TRF beneficial owners who held the Investor TRFs in Taxable Accounts and received capital gains distributions from the Investor TRFs held in those accounts in 2021 ("Class Beneficial Owners") for whom they are nominee or custodian, and within ten (10) days after receipt thereof send copies to Class Beneficial Owners; (ii) request links to the location of the Long Notice and Proof of Claim and email the

links to each Class Beneficial Owner for whom they are nominee or custodian within ten (10) days after receipt thereof; or (iii) provide the Claims Administrator with lists of the names, last known addresses and email addresses (to the extent known) of Class Beneficial Owners, in which event the Claims Administrator shall promptly deliver the Postcard Notice to such beneficial owners. If the Claims Administrator receives an email address, it will send a link to the location of the Long Notice and Proof of Claim electronically. Nominees or custodians who elect to email links to the Long Notice and Proof of Claim or send the Postcard Notice to their Class Beneficial Owners shall send a written certification to the Claims Administrator confirming that the mailing or emailing has been made as directed. Copies of the Postcard Notice shall be made available to any nominee or custodian requesting them for the purpose of distribution to Class Beneficial Owners. The Claims Administrator shall, if requested, reimburse nominees or custodians out of the Settlement Fund solely for their reasonable out-of-pocket expenses incurred in providing notice to Class Beneficial Owners, which expenses would not have been incurred except for the providing names and addresses, of up to $0.03 per name, address, and email address provided to the Claims Administrator; up to $0.03 per unit for each Postcard Notice actually mailed, plus postage at the pre-sort rate used by the Claims Administrator; or up to $0.03 per email notice sent, and subject to further order of this Court with respect to any dispute concerning such reimbursement.

20.   Class Counsel shall, at least seven (7) calendar days before the Settlement Hearing, serve upon Defense Counsel and file with the Court proof of the mailing and emailing of Notice, as required by this Order.

21.   As provided in ¶ 5.5 of the Stipulation, Defendants shall provide notice pursuant to the Class Action Fairness Act, 28 U.S.C. §1715, and shall bear all costs and expenses of providing such notice.

22.   The forms and methods set forth herein of notifying the Settlement Class Members

of the Settlement and its terms and conditions meet the requirements of due process and Rule 23

of the Federal Rules of Civil Procedure; constitute the best notice practicable under the

circumstances; and constitute due and sufficient notice to all persons and entities entitled thereto.

No Settlement Class Member will be relieved from the terms and conditions of the Settlement,

including the releases provided for therein, based upon the contention or proof that such Settlement

Class Member failed to receive actual or adequate notice.

23.   In order to be entitled to participate in recovery from the Net Settlement Fund after

the Effective Date, each Settlement Class Member shall take the following action and be subject

to the following conditions:

(a)   A properly completed and executed Proof of Claim must be submitted to

the Claims Administrator electronically through the Claims Administrator's website,

www.strategicclaims.net/vanguard, by 11:59 p.m. EST on _____, 2025 (28 days prior to

the Settlement Hearing). Such deadline may be further extended by Order of the Court. Each Proof

of Claim shall be deemed to have been submitted when the Claimant receives a confirmation notice

from the Claims Administrator for electronic submission. Any Proof of Claim submitted in any

other manner shall be deemed to have been submitted when it was actually received by the Claims

Administrator at the address designated in the Notice.

(b)   The Proof of Claim submitted by each Settlement Class Member must

satisfy the following conditions: (i) it must be properly completed, signed and submitted in a timely

manner in accordance with the provisions of the preceding subparagraph; (ii) it must include the

Identification Number provided by the Claims Administrator, if provided, and confirm the

accuracy of the Settlement Class Member's contact information; (iii) if the Claimant was not provided an Identification Number by the Claims Administrator, it must also include the information regarding the Claimant's holdings in Investor TRFs specified by the Proof of Claim, as well as the required supporting documentation to prove that the Claimant is the beneficial holder of the relevant Investor TRFs; (iv) if the person executing the Proof of Claim is acting in a representative capacity, a certification of his current authority to act on behalf of the Settlement Class Member must be provided with the Proof of Claim; and (v) the Proof of Claim must be complete and contain no material deletions or modifications of any of the printed matter contained therein and must be signed under penalty of perjury.

(c)   Once the Claims Administrator has considered a timely submitted Proof of Claim, it shall determine whether such claim is valid, deficient or rejected. For each claim determined to be either deficient or rejected, the Claims Administrator shall send a deficiency letter or rejection letter as appropriate, describing the basis on which the claim was so determined. Persons who timely submit a Proof of Claim that is deficient shall be afforded a reasonable time (at least fifteen (15) calendar days from the date the Claims Administrator provides notice of the deficiency) to cure such deficiency if it shall appear that such deficiency may be cured. If any Claimant whose claim has been rejected in whole or in part (either due to an uncurable deficiency, a failure to cure a deficiency, or any other stated basis) wishes to contest such rejection, the Claimant must, within fifteen (15) calendar days after the date of mailing of the rejection or partial rejection notice, serve upon the Claims Administrator a notice and statement of reasons indicating the Claimant's ground for contesting the rejection along with any supporting documentation, and requesting a review thereof by the Court. If an issue concerning a claim cannot be otherwise resolved, Class Counsel shall thereafter present the request for review to the Court.

(d)   As part of the Proof of Claim, each Settlement Class Member shall submit to the jurisdiction of the Court with respect to the claim submitted, and shall, upon the Effective Date, release all claims as provided in the Stipulation.

24.   All Settlement Class Members who do not submit a valid and timely Proof of Claim will be forever barred from receiving any payments from the Net Settlement Fund but will in all other respects be subject to and bound by the provisions of the Stipulation and the Final Judgment, if entered.

25.   Settlement Class Members shall be bound by all determinations and judgments in this Action whether favorable or unfavorable, unless such Persons request exclusion from the Settlement Class in a timely and proper manner, as hereinafter provided. A Settlement Class Member wishing to make such request for exclusion from the Settlement shall mail it, in written form, by first class mail, postage prepaid, or otherwise deliver it, so that it is received no later than _____, 2025 (twenty-one (21) calendar days prior to the Settlement Hearing) ("Exclusion Deadline"), to the addresses listed in the Notice. To be valid, such request for exclusion must:

(a)   clearly indicate the name, address, phone number, e-mail address, and (if applicable) Identification Number of the Person seeking exclusion, and state that the sender specifically "requests to be excluded from the Settlement Class in *In re Vanguard Chester Funds Litigation,* Case No. 2:22-cv-955 (E.D. Pa.)";

(b)   state the number of shares of Investor TRFs held at the time the capital gains distributions were made to shareholders of the Investor TRFs in 2021, and include documentary proof thereof demonstrating the Person's status as a beneficial owner of the relevant Investor TRF shares;

(c)   be signed and submitted by the Settlement Class Member under penalty of perjury.

26.   The request for exclusion shall not be effective unless it provides the required information, is legible, and is made within the time stated above, or the exclusion is otherwise accepted by the Court. Class Counsel may contact any Person filing a request for exclusion, or their attorney if one is designated, to discuss the exclusion.

27.   The Claims Administrator shall provide all requests for exclusion and supporting documentation submitted therewith (including untimely requests and revocations of requests) to counsel for the Parties promptly as received, and in no case later than the Exclusion Deadline or upon the receipt thereof (if later than the Exclusion Deadline). The Settlement Class will not include any Person who delivers a valid and timely request for exclusion.

28.   Any Person who submits a request for exclusion may thereafter submit to the Claims Administrator a written revocation of that request for exclusion, provided that it is received no later than two Business Days before the Settlement Hearing, in which event that Person will be included in the Settlement Class.

29.   All Persons who submit valid, timely and unrevoked requests for exclusion will be forever barred from receiving any payments from the Net Settlement Fund.

30.   The Court will consider comments on and/or objections to the Settlement, the Plan of Allocation, or the Fee and Expense Application, provided, however, that no Settlement Class Member or other Person shall be heard or entitled to contest the approval of the terms and conditions of the proposed Settlement, the Plan of Allocation, or the Fee and Expense Application or any other order relating thereto, unless, at least twenty-one (21) calendar days prior to the Settlement Hearing Date, that Person has: (a) filed said objections, papers and briefs, showing due

proof of service upon counsel identified below, with the Clerk of the Court, U.S. District Court,

Eastern District of Pennsylvania, James A. Byrne U.S. Courthouse, Room 2609, 601 Market Street,

Philadelphia, PA 19106; and (b) served copies of any objections, papers and briefs to each of the

following counsel:

CLASS COUNSEL:	COUNSEL FOR VANGUARD DEFENDANTS
Phillip Kim	Maeve L. O'Connor
THE ROSEN LAW FIRM, P.A.	DEBEVOISE & PLIMPTON LLP
275 Madison Avenue, 40th Floor	66 Hudson Boulevard
New York, NY 10016	New York, NY 10001

COUNSEL FOR TRUSTEE DEFENDANTS
Daniel J. Kramer
PAUL, WEISS, RIFKIND, WHARTON &
GARRISON LLP
1285 Avenue of the Americas
New York, NY 10019

31.   To be valid, any such objection must be legible and contain: (1) the Settlement Class

Member's name, address, e-mail address, telephone number, and (if applicable) Identification

Number; (2) a list of the Investor TRFs from which the Settlement Class Member received capital

gains distributions in 2021; (3) all grounds for the objection, including any legal support known to

the Settlement Class Member and/or their counsel; (4) the name, address and telephone number of

all counsel who represent the Settlement Class Member, including former or current counsel who

may be entitled to compensation in connection with the objection; and (5) the number of times the

Settlement Class Member and/or their counsel has filed an objection to a class action settlement in

the last five (5) years, the nature of each such objection in each case, the jurisdiction in each case,

and the name of the issuer of the security or seller of the product or service at issue in each case.

Attendance at the Settlement Hearing is not necessary, but Persons wishing to be heard orally in

opposition to the approval of the Settlement, the Plan of Allocation, and/or the Fee and Expense

Application are required to indicate in their written objection (or in a separate writing that is submitted in accordance with the deadline and instructions pertinent to the submission of a written objection) that they intend to appear at the Settlement Hearing and identify any witnesses they may call to testify or exhibits they intend to introduce into evidence at the Settlement Hearing. Settlement Class Members do not need to appear at the Final Approval Hearing or take any other action to indicate their approval.

32.   Any Settlement Class Member who does not object in the manner prescribed above shall be deemed to have waived all such objections and shall forever be foreclosed from making any objection to the fairness, adequacy or reasonableness of the Settlement, the Final Judgment to be entered approving the Settlement, the Plan of Allocation, and/or the Fee and Expense Application, unless otherwise ordered by the Court; shall be bound by all the terms and provisions of the Stipulation and by all proceedings, orders and judgments in the Action; and shall also be foreclosed from appealing from any judgment or order entered in this Action.

33.   All papers in support of the Settlement, the Plan of Allocation and/or the Fee and Expense Application shall be filed and served no later than thirty-five (35) calendar days before the Settlement Hearing.

34.   Any submissions filed in response to any objections or in further support of the Settlement, the Plan of Allocation and/or the Fee and Expense Application shall be filed no later than 14 days prior to the Settlement Hearing.

35.   Defendants shall have no responsibility for, or liability with respect to, the Plan of Allocation or any application for attorneys' fees and interest, or expenses or payments to the Class Representative submitted by Class Counsel, and such matters will be considered separately from the fairness, reasonableness, and adequacy of the Settlement.

36.   Pending final determination of whether the Settlement should be approved, all Releasing Parties shall be enjoined from commencing, prosecuting, or attempting to prosecute any Released Claims against any Released Party in any court or tribunal or proceeding.

37.   Unless and until the Stipulation is cancelled and terminated pursuant to its terms, all proceedings in the Action, other than such proceedings as may be necessary to carry out the terms and conditions of the Stipulation, are hereby stayed and suspended until further order of the Court.

38.   All funds held by the Escrow Agent shall be deemed and considered to be in the custody of the Court, and shall remain subject to the jurisdiction of the Court, until such time as such funds shall be distributed or returned pursuant to the Stipulation and Plan of Allocation and/or further order(s) of the Court.

39.   Neither the Stipulation, nor any of its terms or provisions, nor any of the negotiations or proceedings connected with it, shall be construed as an admission or concession by Defendants of the truth of any of the allegations in the Action, or of any liability, fault, or wrongdoing of any kind and shall not be construed as, or deemed to be evidence of or an admission or concession that Class Representatives or any Settlement Class Members have suffered any damages, harm, or loss. Further, neither the Stipulation, nor any of its terms or provisions, nor any of the negotiations or proceedings connected with it, nor this Order shall be construed as an admission or concession by the Class Representatives of the validity of any factual or legal defense or of the infirmity of any of the claims or facts alleged in this Action.

40.   In the event the Settlement is not consummated in accordance with the terms of the Stipulation, then the Stipulation and this Order (including any amendment(s) thereof, and except as expressly provided in the Stipulation or by order of the Court) shall be null and void, of no

15

further force or effect, and without prejudice to any Party, and may not be introduced as evidence or used in any action or proceeding by any Person against the Parties, and each Party shall be restored to their respective litigation positions as they existed prior to September 19, 2024, pursuant to the terms of the Stipulation.

41.   The Court retains exclusive jurisdiction over the Action to consider all further matters arising out of, or relating to, the Stipulation, including any dispute concerning any Proof of Claim submitted and any future requests by one or more of the Parties that the Final Judgment, the releases and/or the permanent injunction set forth in the Stipulation be enforced.

Dated: _____, 2024   _____
                                       HON. JOHN F. MURPHY
                                       UNITED STATES DISTRICT JUDGE

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

IN RE VANGUARD CHESTER FUNDS LITIGATION	Case No. 2:22-cv-955-JFM

NOTICE OF PENDENCY AND PROPOSED SETTLEMENT OF CLASS ACTION

If you received capital gains distributions in 2021 from Vanguard Investor Target Retirement Funds ("Investor TRFs") that you held in a Taxable Account or a Tax-Advantaged Account where capital gains from the Investor TRFs in 2021 were distributed outside of the Tax-Advantaged Account ("Other Relevant Account"), you could get a payment from a class action settlement ("Settlement").

Under law, a federal court has authorized this Notice. This is not attorney advertising.

- If approved by the Court, the Settlement will provide forty million dollars ($40,000,000) ("Settlement Fund"), plus interest as it accrues, minus attorneys' fees, costs, administrative expenses, and net of any taxes on interest, to pay claims of those who received capital gains distributions in 2021 from Investor TRFs held in Taxable Accounts or Other Relevant Accounts.

- The Settlement represents a recovery of approximately 15.4% of the maximum damages estimated by Plaintiffs' expert. This is not an estimate of the actual recovery you should expect. Your actual recovery, if any, will depend on the aggregate Recognized Claims of all Settlement Class Members, the amount of capital gains distributions you received in 2021 from each Investor TRF held in Taxable Accounts or Other Relevant Accounts, and the total number and amount of claims filed.

- Lead Counsel will ask the Court to award attorneys' fees in an amount not to exceed one-third of the Settlement Fund ($13,333,333.33), reimbursement of no more than $985,000 in litigation expenses, and service awards to Plaintiffs of up to $20,000 each, or $240,000 in total. Plaintiffs in this case are Haifan Liang, Julia Lucas, Donald R. Lichtenstein, Samuel B. Skraly, Ardes Poisson, Valerie M. Verduce, John Harvey, Caitlin Brigham, Jeffrey Chaussee, Zeb Bradford, Benjamin Deming, and James Daily, who have represented the putative class throughout the litigation. If approved by the Court, these amounts will be paid from the Settlement Amount.

- Defendants in this case are The Vanguard Group, Inc., the Vanguard Chester Funds, Mortimer J. Buckley, John Bendl, Christine M. Buchanan, John E. Schadl, Emerson U. Fullwood, Amy Gutmann, F. Joseph Loughrey, Mark Loughridge, Scott C. Malpass,

EXHIBIT A-1

Deanna Mulligan, André F. Perold, Sarah Bloom Raskin, and Peter F. Volanakis. All Defendants have denied and continue to deny all allegations of wrongdoing, fault, liability or damage. Defendants have also denied, among other things, the allegations that Plaintiffs or the Settlement Class have suffered damages or that Plaintiffs or the Settlement Class were harmed by the conduct alleged in the Action. Defendants continue to believe the claims asserted against them in the Action are without merit.

- Your legal rights will be affected whether you act or do not act. If you do not act, you may permanently forfeit your right to any recovery. Therefore, you should read this Notice carefully. This notice is intended to provide you with a summary of the Settlement. For a full description of the Settlement, you may review it at: www.strategicclaims.net/vanguard

YOUR LEGAL RIGHTS AND OPTIONS IN THIS SETTLEMENT	
Submit a Claim Form	Fill out the attached Proof of Claim and Release Form and submit it no later than _____ _, 2025. **This is the only way to get a payment.**
Exclude Yourself from the Class	Submit a request for exclusion no later than _____ _, 2025. This is the only way you can ever be part of any other lawsuit against the Defendants or other Released Parties relating to the legal claims in this case. **If you exclude yourself, you will receive no payment and cannot object or speak at the hearing**.
Object	Write to the Court no later than _____ _, 2025, about why you do not like the Settlement. You can still submit a Proof of Claim and Release Form. If the Court approves the Settlement, you will be bound by it.
Go to the Hearing	Ask to speak in Court about the fairness of the Settlement at the hearing on _____ __, 2025. You can still submit a Proof of Claim and Release Form. If the Court approves the Settlement, you will be bound by it.
Do Nothing	**Get no payment AND give up your right to bring your own individual action relating to the claims asserted in the Action.**

INQUIRIES

Please do not contact the Court regarding this Notice. All inquiries concerning this Notice, the Proof of Claim and Release Form, or the Settlement should be directed to:

Claims Administrator	**or**	Lead Counsel
Vanguard Chester Funds Litigation c/o Strategic Claims Services P.O. Box 230 600 N. Jackson St., Ste. 205 Media, PA 19063 Tel.: 866-274-4004 Fax: 610-565-7985 Email: info@strategicclaims.net		Phillip Kim THE ROSEN LAW FIRM, P.A. 275 Madison Ave, 40th Floor New York, NY 10016 Tel.: (212) 686-1060 Fax: (212) 202-3827 philkim@rosenlegal.com

DEFINITIONS

All capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Stipulation of Settlement, dated November 6, 2024 ("Stipulation").

COMMON QUESTIONS AND ANSWERS CONCERNING THE SETTLEMENT

1.   Why did I get this Notice?

You or someone in your family may have received capital gains distributions in 2021 from Investor TRFs that were held in a Taxable Account or Other Relevant Account.

2.   What is this lawsuit about?

The case is known as *In re Vanguard Chester Funds Litigation,* Case No. 2:22-cv-955-JFM ("Action"). The Court in charge of the case is the United States District Court for the Eastern District of Pennsylvania.

The Action involves allegations that Defendants breached their fiduciary duties to shareholders by causing the Investor TRFs to make large capital gains distributions, resulting in tax liabilities for investors holding the TRFs in Taxable Accounts or Other Relevant Accounts. Defendants have denied and continue to deny all allegations of wrongdoing, fault, liability or damage whatsoever asserted in the Action. The Settlement shall in no event be construed as, or deemed to be evidence of, liability, fault, wrongdoing, injury or damages, or of any wrongful conduct, acts or omissions on the part of any of the Released Parties, or of any infirmity of any defense, or of any damages to Plaintiffs or any other Settlement Class Member.

3.   Why is this a class action?

In a class action, one or more persons and/or entities, called plaintiffs, sue on behalf of all persons and/or entities who have similar claims. All of these persons and/or entities are referred to collectively as a class, and these individual persons and/or entities are known as class members. One court resolves all of the issues for all class members, except for those class members who exclude themselves from the class.

4.   Why is there a Settlement?

Plaintiffs and Defendants do not agree regarding the merits of Plaintiffs' allegations and recovery if Plaintiffs were to prevail at trial on each claim. Plaintiffs and Defendants disagree regarding whether Defendants' actions breached their fiduciary duty to shareholders or were otherwise unfair or grossly negligent, the availability of certain defenses to Defendants, and the amount of alleged damages, if any, that could be recovered at trial

This matter has not gone to trial and the Court has not decided in favor of either Plaintiffs or Defendants. Instead, Plaintiffs and Defendants have agreed to settle the case. Plaintiffs and Lead Counsel believe the Settlement is best for all Settlement Class Members because of the risks associated with continued litigation and the nature of the defenses raised by Defendants. Even if Plaintiffs were to win at trial, and also prevail on any appeal, Plaintiffs might not be able to collect some or any of the judgment they are awarded.

5.   How do I know if I am part of the Settlement?

The Settlement Class consists of all investors in the Investor TRFs who: (1) reside in the United States; (2) held shares of the Investor TRFs in Taxable Accounts or Other Relevant Accounts; and (3) received capital gains distributions from the Investor TRFs in 2021, subject to the exclusions in Question 6 below. "Taxable Accounts" are accounts that are not Tax-Advantaged Accounts. "Tax Advantaged Accounts" are accounts that are tax-exempt or tax-deferred or that offer any other type of tax benefits, including but not limited to traditional or Roth individual retirement accounts and 401(k) plans. "Other Relevant Accounts" are Tax-Advantaged Accounts where capital gains from the Investor TRFs in 2021 were distributed outside of the Tax-Advantaged Accounts.

6.   Are there exceptions to being included?

Yes. Excluded from the Settlement Class are: (i) Defendants, the present and former officers and directors of Defendants at all relevant times, members of their immediate families, and any entity in which any Defendant, or any person excluded under this subsection (i), has or had a majority ownership interest at any time; (ii) persons whose claims in this matter have been finally adjudicated on the merits or otherwise released; (iii) counsel of record for the parties in this Action; (iv) any Judge or Magistrate presiding over this Action; and (v) the legal representatives, successors, and assignees of any such excluded persons. Also excluded from the Settlement Class are those Persons who submit valid and timely requests for exclusion as described below in the response to Question 11.

7.   I am still not sure whether I am included.

If you are still not sure whether you are included in the Settlement Class, you can ask for free help. For more information, you can contact the Claims Administrator, Strategic Claims Services, by phone at (866) 274-4004, by email at info@strategicclaims.net, or by facsimile at (610) 565-7985; visit the website www.strategicclaims.net/vanguard; or fill out and return the Proof of Claim and Release Form described in Question 9, to see if you qualify.

8.   What does the Settlement provide?

a.   What is the Settlement Fund?

The proposed Settlement provides for Defendant The Vanguard Group, Inc. and/or its insurers to pay forty million dollars ($40,000,000.00) into the Settlement Fund. The Settlement is subject to Court approval. Also, subject to the Court's approval, a portion of the Settlement Fund will be used to pay attorneys' fees with interest and reasonable litigation expenses to Lead Counsel, and any awards to Plaintiffs. A portion of the Settlement Fund also will be used to pay taxes due on interest earned by the Settlement Fund, if necessary, and the costs of the claims administration, including the costs of printing and mailing and/or emailing notices, the costs of publishing notices, and the cost of processing claims. After the foregoing deductions from the Settlement Fund have been made, the amount remaining ("Net Settlement Fund") will be distributed to Settlement Class Members who submit timely, valid claims, according to the Plan of Allocation to be approved by the Court.

b.   What can you expect to receive under the proposed Settlement?

Your share of the Net Settlement Fund will or may depend on: (i) the number of claims filed by all Settlement Class Members; (ii) the amount of capital gains distributions you received in 2021 from each Investor TRF that you held in a Taxable Account or Other Relevant Account; (iii) the amount of administrative costs, including the costs of notice; and (iv) the amount awarded by the Court to Lead Counsel for attorneys' fees, costs, and expenses and awards to Plaintiffs.

The Net Settlement Fund will be distributed to Settlement Class Members who submit a Proof of Claim and Release Form and whose claims for recovery are allowed by the Claims Administrator pursuant to the terms of the Stipulation or by order of the Court in accordance with the Proposed Plan of Allocation below ("Authorized Claimants"). The Proposed Plan of Allocation reflects Plaintiffs' contention that Defendants caused outsized capital gains distributions in 2021, resulting in Settlement Class Members paying taxes that they otherwise would not have paid at that time. Defendants denied and continue to deny these allegations and any and all allegations of wrongdoing, fault, liability or damage whatsoever asserted in the Action.

PROPOSED PLAN OF ALLOCATION

The Plan of Allocation is a matter separate and apart from the proposed Settlement, and any decision by the Court concerning the Plan of Allocation shall not affect the validity or finality of the proposed Settlement. The Court may approve the Plan of Allocation with or without modifications agreed to among the Parties, or another plan of allocation, without further notice to Settlement Class Members. Any orders regarding a modification of the Plan of Allocation will be posted to the Claims Administrator's website: www.strategicclaims.net/vanguard.

The Claims Administrator shall determine each Authorized Claimant's *pro rata* share of the Net Settlement Fund based upon each Authorized Claimant's Recognized Claim. **Please Note**: the Recognized Claim formula, set forth below, is not intended to be an estimate of the amount of what a Settlement Class Member might have been able to recover after a trial, nor is it an estimate of the amount that will be paid to Authorized Claimants pursuant to the Settlement. The Recognized Claim formula is the basis upon which the Net Settlement Fund will be proportionately allocated to the Authorized Claimants. Each Authorized Claimant shall be paid the percentage of the Net Settlement Fund that each Authorized Claimant's Recognized Claim bears to the total Recognized Claims of all Authorized Claimants and subject to the provisions in the preceding paragraph (*i.e.*, their "*pro rata* share"). No distribution will be made on a claim where the potential distribution amount is less than ten dollars ($10.00) in cash.

If any funds remain in the Net Settlement Fund after the initial distribution, then the remaining balance of the Net Settlement Fund six months after the initial distribution shall be used: (i) first, to pay any amounts mistakenly omitted from the initial distribution to Authorized Claimants who would receive at least a $10.00 payment; (ii) second, to pay any additional Administrative Costs incurred in administering the Settlement; and (iii) finally, to make a second distribution to Authorized Claimants who would receive at least $10.00 from such second distribution, after payment of the estimated costs or fees to be incurred in administering the Net Settlement Fund and in making this second distribution, if such second distribution is economically feasible. Six months after such second distribution, if undertaken, or if such second distribution is not undertaken, any funds remaining in the Net Settlement Fund shall be donated to a non-profit charitable organization(s) selected by Lead Counsel.

THE BASIS FOR CALCULATING YOUR RECOGNIZED CLAIM:

Your Recognized Claim for capital gains distributions received in 2021 from Investor TRFs held in Taxable Accounts or Other Relevant Accounts will be calculated as follows:

Your Recognized Claim will be calculated as the sum of the short- and long-term capital gains distributions you received in 2021 from each Investor TRF held in a Taxable Account or Other Relevant Account, as multiplied by the respective weights for each fund provided in the chart below. The weights are used to account for the varying levels of allegedly excess distributions from each fund and the impact of the time value of money.

FUND	WEIGHT
Vanguard Target Retirement 2015 Fund (VTXVX)	0.144
Vanguard Target Retirement 2020 Fund (VTWNX)	0.608
Vanguard Target Retirement 2025 Fund (VTTVX)	1.322
Vanguard Target Retirement 2030 Fund (VTHRX)	2.503
Vanguard Target Retirement 2035 Fund (VTTHX)	4.152
Vanguard Target Retirement 2040 Fund (VFORX)	6.644
Vanguard Target Retirement 2045 Fund (VTIVX)	9.823
Vanguard Target Retirement 2050 Fund (VFIFX)	14.394

Vanguard Target Retirement 2055 Fund (VFFVX)	20.537
Vanguard Target Retirement 2060 Fund (VTTSX)	24.627
Vanguard Target Retirement 2065 Fund (VLXVX)	5.245
Vanguard Target Retirement Income Fund (VTINX)	0.144

Payment pursuant to the Plan of Allocation approved by the Court shall be conclusive against all Claimants. No person shall have any claim against Defendants, Defense Counsel, Plaintiffs, Lead Counsel or the Claims Administrator or other agent designated by Lead Counsel based on the distributions made substantially in accordance with the Stipulation and the Settlement contained therein, the Plan of Allocation, or further orders of the Court. Each Claimant shall be deemed to have submitted to the jurisdiction of the Court with respect to the Claimant's Proof of Claim and Release Form. All persons involved in the review, verification, calculation, tabulation, or any other aspect of the processing of the claims submitted in connection with the Settlement, or otherwise involved in the administration or taxation of the Settlement Fund or the Net Settlement Fund shall be released and discharged from any and all claims arising out of such involvement, and all Settlement Class Members, whether or not they are to receive payment from the Net Settlement Fund, will be barred from making any further claim against the Net Settlement Fund beyond the amount allocated to them as provided in any distribution orders entered by the Court.

9.   How can I get a payment?

To qualify for a payment, you must send in a form entitled "Proof of Claim and Release Form." This Proof of Claim and Release Form is attached to this Notice. You may also obtain a Proof of Claim and Release Form at www.strategicclaims.net/vanguard. Read the instructions carefully, fill out the form, including (if applicable) the identification number the Claims Administrator assigned and provided to you with the emailed Notice (the "Identification Number"), and sign it in the location indicated. If you were not provided an Identification Number, you must also include information regarding your 2021 capital gains distributions from Investor TRFs on the form, as well as the supporting documentation for your distributions specified on the Proof of Claim and Release Form. The Proof of Claim and Release Form may be completed by submitting it electronically at www.strategicclaims.net/vanguard **by 11:59 p.m. EST on _____ __, 2025**.

The Claims Administrator will process your claim and determine whether you are an Authorized Claimant. Please contact the Claims Administrator if you disagree with any determinations made by the Claims Administrator regarding your Proof of Claim and Release Form. If you are unsatisfied with the determinations, you may ask the Court, which retains jurisdiction over all Settlement Class Members and the claims-administration process, to decide the issue by submitting a written request.

10.   What am I giving up by receiving a payment and staying in the Class?

Unless you exclude yourself from the Settlement Class by the _____ ___, 2025, deadline, you will remain a member of the Settlement Class, receive your share of the Net Settlement Fund if you are an Authorized Claimant and submitted a valid Proof of Claim and Release Form, and will be bound by the release of claims against the Defendants and other Released Parties (as defined below) if the Settlement is approved. If the Settlement is approved, the Court will enter a judgment (the "Judgment"). The Judgment will dismiss with prejudice the claims against all Defendants and will provide that Plaintiffs and all other Settlement Class Members and each of their respective parent entities, associates, affiliates, subsidiaries, predecessors, successors, assigns, attorneys, immediate family members, heirs, representatives, administrators, executors, devisees, legatees, and estates will have waived, released, discharged, and dismissed each and every one of the Released Claims (as defined below), including Unknown Claims (as defined below), against each and every one of the Released Parties, whether or not they execute and deliver the Proof of Claim and Release Form or share in the Settlement Fund. Claims to enforce the terms of the Settlement are not released.

"Released Parties" means (i) each and all of the Defendants; (ii) each and all of their respective family members (for individuals) and past, present, and future direct and indirect parent entities, subsidiaries, related entities, and affiliates; and (iii) for any of the entities listed in parts (i) and (ii), their respective past and present general partners, limited partners, principals, shareholders, investors (however denominated), joint ventures, members, officers, directors, managers, managing directors, supervisors, employees, contractors, consultants, auditors, accountants, financial advisors, professional advisors, investment bankers, representatives, insurers, co-insurers and reinsurers, trustees, trustors, agents, attorneys, professionals, predecessors, successors, heirs, executors, administrators, and any controlling person thereof.

"Released Claims" means and includes any and all Claims (including, but not limited to Unknown Claims) that have been or could have been asserted or could in the future be asserted in any forum, whether foreign or domestic, by or on behalf of any of the Releasing Parties, in any capacity, whether arising under federal, state, common, or foreign law, whether known or unknown, whether brought directly or indirectly against any of the Released Parties, which arise out of, are based upon, or relate in any way, directly or indirectly, to any of the allegations, acts, transactions, facts, events, matters, occurrences, representations or omissions involved, set forth, alleged or referred to in the Action, or which could have been alleged in the Action. Notwithstanding the foregoing, "Released Claims" does not include claims to enforce the terms of this Stipulation or orders or judgments issued by the Court in connection with this Settlement.

"Releasing Parties" means Plaintiffs, each and every Settlement Class Member and each of their respective parent entities, associates, affiliates, subsidiaries, predecessors, successors, assigns, attorneys, immediate family members, heirs, representatives, administrators, executors, devisees, legatees, and estates, whether or not they object to the Settlement set forth in this Stipulation, and whether or not they make a claim for payment from the Net Settlement Fund.

 "Unknown Claims" means all Claims of every nature and description which Plaintiffs or any Settlement Class Member do not know or suspect to exist in their favor at the time of the release of the Released Parties which, if known by them, might have affected their decision(s) with respect to this Settlement, execution of this Stipulation, and agreement to all the various releases set forth herein, or might have affected their decision(s) not to object to this Settlement or not to opt out of the Settlement Class. Unknown Claims include, without limitation, those claims in which some or all of the facts composing the claim may be unsuspected, undisclosed, concealed, or hidden. With respect to any and all Released Claims, the Parties stipulate and agree that, upon the Effective Date, the Releasing Parties shall expressly waive and relinquish, and each Settlement Class Member shall be deemed to have and by operation of law and of the Final Judgment shall have, expressly waived and relinquished, to the fullest extent permitted by law, any and all provisions, rights, and benefits conferred by California Civil Code § 1542, or any law of any state or territory of the United States, or principle of common law or of international or foreign law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542, which provides:

> A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

The Releasing Parties may hereafter discover facts in addition to or different from those which they now know or believe to be true with respect to the Released Claims, but the Releasing Parties shall expressly, fully, finally, and forever settle and release, and upon the Effective Date, shall be deemed to have, and by operation of the Final Judgment shall have, fully, finally, and forever settled and released, any and all Released Claims, known or unknown, suspected or unsuspected, contingent or noncontingent, whether or not concealed or hidden, which now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts. The Releasing Parties acknowledge, and shall be deemed by operation of the Final Judgment to have acknowledged, that the waivers contained in this paragraph, and the inclusion of "Unknown Claims" in the definition of "Released Claims" were separately bargained for and are material elements of the Settlement.

11.   How do I get out of the Settlement?

If you do not want to receive a payment from this Settlement, and you want to keep any right you may have to sue or continue to sue Defendants or other Released Parties on your own, at your own expense, about the claims being released in this Settlement, then you must take steps to exclude yourself from the Settlement. To exclude yourself from the Settlement, you must mail a letter that (a) clearly indicates your name, address, phone number, and e-mail address, and the Identification Number (if applicable), and states that you "request to be excluded from the Settlement Class in *In re Vanguard Chester Funds Litigation,* Case No. 2:22-cv-955-JFM (E.D. Pa.)"; (b) states the number of shares of Investor TRFs that you held in Taxable Accounts or Other Relevant Accounts at the time the 2021 capital gains distributions were made by the Investor TRFs; and (c) is accompanied by documentary proof of your relevant Investor TRF holdings to demonstrate your status as the beneficial owner. Any such request for exclusion must be signed and submitted by you, as the beneficial owner of the relevant shares of Investor TRFs, under penalty of perjury. You must mail your exclusion request, to be **received no later than _____ __, 2025**, to the Claims Administrator at the following address:


Vanguard Chester Funds Litigation
c/o Strategic Claims Services
P.O. Box 230
600 N. Jackson St., Ste. 205
Media, PA 19063


You cannot exclude yourself by telephone or by e-mail.

If you properly exclude yourself, you will *not* receive a payment from the Net Settlement Fund, you cannot object to the Settlement, and you will not be legally bound by the judgment in this case.

12. **If I do not exclude myself, can I sue Defendants or the other Released Parties for the same thing later?**

No. Unless you followed the procedure outlined in this Notice to exclude yourself, you give up any right to sue Defendants or the Released Parties for the claims being released in this Settlement. If you have a pending lawsuit related to any Released Claims, speak to your lawyer in that case immediately, since you must exclude yourself from this Settlement Class to continue your own lawsuit.

13. **Do I have a lawyer in this case?**

The Court appointed The Rosen Law Firm, P.A. as Interim Class Counsel ("Lead Counsel") to represent you and the other Settlement Class Members. If you want to be represented by your own lawyer, you may hire one at your own expense. Contact information for The Rosen Law Firm, P.A. is provided below.

14. **How will the lawyers be paid?**

Lead Counsel have expended considerable time litigating this Action on a contingent fee basis and have paid for the expenses of the case themselves. They have not been paid attorneys' fees or reimbursed for their expenses in advance of this Settlement. Lead Counsel have done so with the expectation that, if they are successful in recovering money for the Settlement Class, they will receive attorneys' fees and be reimbursed for their litigation expenses from the Settlement Fund, as is customary in this type of litigation. Lead Counsel will not receive attorneys' fees or be reimbursed for their litigation expenses except from the Settlement Fund. Therefore, Lead Counsel will apply to the Court for an award of attorneys' fees in an amount not to exceed one-third ($13,333,333.33) of the Settlement Fund plus interest, reimbursement of litigation expenses of no more than $985,000, and awards to Plaintiffs not to exceed $20,000 each, or $240,000 in total. The Court may award less than these amounts. Any amounts awarded by the Court will come out of the Settlement Fund.

15.   How do I tell the Court that I do not like the Settlement?

You can tell the Court you do not agree with the Settlement, any part of the Settlement, and/or to Lead Counsel's motion for attorneys' fees and expenses and application for awards to Plaintiffs, and/or that you think the Court should not approve the Settlement, by mailing a letter stating that you object to the Settlement in the matter of *In re Vanguard Chester Funds Litigation,* Case No. 2:22-cv-955-JFM (E.D. Pa.). Be sure to include: (1) your name, address, e-mail address, telephone number, and Identification Number (if applicable); (2) all grounds for the objection, including any legal support known to you or your counsel; (3) the name, address, email address and telephone number of all counsel, if any, who represent you, including your former or current counsel; and (4) the number of times you and/or your counsel has filed an objection to a class action settlement in the last five years, the nature of each such objection in each case, the jurisdiction in each case, and the name of the issuer of the security or seller of the product or service at issue in each case. Attendance at the Settlement Hearing is not necessary. Objectors wishing to be heard orally at the Settlement Hearing are required to indicate in their written objection (or in a separate writing that is submitted and served on the Parties at least 21 days prior to the Settlement Hearing) that they intend to appear at the Settlement Hearing and identify any witnesses they may call to testify or exhibits they intend to introduce into evidence at the Settlement Hearing. Be sure to serve copies of any objections, papers and briefs to **each** of the addresses listed below, to be **received no later than _____ __, 2025**:

Clerk of the Court United States District Court Eastern District of Pennsylvania James A. Byrne U.S. Courthouse, Room 2609 601 Market Street Philadelphia, PA 19106	Phillip Kim THE ROSEN LAW FIRM, P.A. 275 Madison Ave 40th Floor New York, NY 10016 ***Lead Counsel***
Maeve L. O'Connor DEBEVOISE & PLIMPTON LLP 66 Hudson Boulevard New York, NY 10001 ***Counsel for Vanguard Defendants***	Daniel J. Kramer PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP 1285 Avenue of the Americas New York, NY 10019 ***Counsel for Trustee Defendants***

16.   What is the difference between objecting and requesting exclusion?

Objecting is simply telling the Court you do not like something about the Settlement or some portion thereof. You can object only if you stay in the Settlement Class. Requesting exclusion is telling the Court you do not want to be part of the Settlement Class and Settlement. If you exclude yourself, you cannot object to the Settlement because it no longer concerns you. If you stay in the Settlement Class and object, but your objection is overruled, you will not be allowed a second opportunity to exclude yourself.

17.   When and where will the Court decide whether to approve the Settlement?

The Court will hold a Settlement Hearing on _____ __, **2025, at __:__ _.m.,** at the United States District Court for the Eastern District of Pennsylvania, James A. Byrne U.S. Courthouse, Courtroom 3-B, 601 Market Street, Philadelphia, PA 19106. The Court reserves the right to hold the Settlement Hearing telephonically or by other virtual means. In the event the Court decides to hold the Settlement Hearing telephonically or by other virtual means, Lead Counsel will direct the Claims Administrator to update its website, on the page dedicated to this Settlement, to include the telephone number or other virtual means to access the Settlement Hearing.

18.   Do I have to come to the hearing?

No. Lead Counsel will answer any questions the Court may have. However, you are welcome to attend at your own expense. If you send an objection, you do not have to come to Court to talk about it. As long as you mail your written objection on time, the Court will consider it.

19.   What happens if I do nothing at all?

If you do nothing, you will not receive any payment from the Settlement. However, unless you exclude yourself, you will not be able to start a lawsuit, continue with a lawsuit, or be part of any other lawsuit against Defendants or the Released Parties about the Released Claims ever again.

DATED: _____ , 2024   BY ORDER OF THE UNITED STATES
                                                 DISTRICT COURT FOR THE EASTERN
                                                 DISTRICT OF PENNSYLVANIA

EXHIBIT A-2

PROOF OF CLAIM AND RELEASE FORM

Deadline for Submission: _____, 2025

IF YOU (1) HELD SHARES OF THE VANGUARD INVESTOR TARGET RETIREMENT FUNDS ("INVESTOR TRFS") IN TAXABLE ACCOUNTS, OR IN TAX-ADVANTAGED ACCOUNTS WHERE CAPITAL GAINS FROM THE INVESTOR TRFS IN 2021 WERE DISTRIBUTED OUTSIDE OF THE TAX-ADVANTAGED ACCOUNTS ("OTHER RELEVANT ACCOUNTS"); (2) RECEIVED CAPITAL GAINS DISTRIBUTIONS FROM THE VANGUARD TRFS IN 2021; (3) AND RESIDE IN THE UNITED STATES; YOU ARE A "SETTLEMENT CLASS MEMBER" AND YOU MAY BE ENTITLED TO SHARE IN THE SETTLEMENT PROCEEDS. (EXCLUDED FROM THE SETTLEMENT CLASS ARE: (i) DEFENDANTS, THE PRESENT AND FORMER OFFICERS AND DIRECTORS OF DEFENDANTS AT ALL RELEVANT TIMES, MEMBERS OF THEIR IMMEDIATE FAMILIES, AND ANY ENTITY IN WHICH ANY DEFENDANT, OR ANY PERSON EXCLUDED UNDER THIS SUBSECTION (i), HAS OR HAD A MAJORITY OWNERSHIP INTEREST AT ANY TIME; (ii) PERSONS WHOSE CLAIMS IN THIS MATTER HAVE BEEN FINALLY ADJUDICATED ON THE MERITS OR OTHERWISE RELEASED; (iii) COUNSEL OF RECORD FOR THE PARTIES IN THIS ACTION; (iv) ANY JUDGE OR MAGISTRATE PRESIDING OVER THIS ACTION; (v) PERSONS WHO PROPERLY EXECUTE AND SUBMIT A TIMELY REQUEST FOR EXCLUSION FROM THE SETTLEMENT CLASS; AND (vi) THE LEGAL REPRESENTATIVES, SUCCESSORS, AND ASSIGNEES OF ANY SUCH EXCLUDED PERSONS).

IF YOU ARE A SETTLEMENT CLASS MEMBER, IN ORDER TO SHARE IN THE DISTRIBUTION OF THE NET SETTLEMENT FUND, **YOU MUST COMPLETE AND SUBMIT THE ELECTRONIC VERSION OF THIS PROOF OF CLAIM AND RELEASE FORM ("PROOF OF CLAIM") BY 11:59 P.M. EST ON _____ __, 2025 AT THE CLAIMS ADMINISTRATOR'S WEBSITE, WWW.STRATEGICCLAIMS.NET/VANGUARD.**

IF YOU DO NOT COMPLETE AND SUBMIT AN ELECTRONIC VERSION OF THIS PROOF OF CLAIM, YOU MUST COMPLETE AND SIGN THIS PROOF OF CLAIM AND MAIL IT BY FIRST CLASS MAIL, POSTMARKED NO LATER THAN _____, 2025 TO STRATEGIC CLAIMS SERVICES, THE CLAIMS ADMINISTRATOR, AT THE FOLLOWING ADDRESS:


Vanguard Chester Funds Litigation
c/o Strategic Claims Services
600 N. Jackson St., Ste. 205
P.O. Box 230
Media, PA 19063
Tel.: 866-274-4004
Fax: 610-565-7985
info@strategicclaims.net


YOUR FAILURE TO SUBMIT YOUR CLAIM BY _____ __, 2025, WILL SUBJECT YOUR CLAIM TO REJECTION AND PRECLUDE YOU FROM RECEIVING ANY MONEY IN CONNECTION WITH THE SETTLEMENT OF THIS ACTION. IF YOU ARE A SETTLEMENT CLASS MEMBER AND DO NOT SUBMIT A PROPER PROOF OF CLAIM, YOU WILL NOT SHARE IN THE SETTLEMENT BUT YOU NEVERTHELESS WILL BE BOUND BY THE SETTLEMENT (INCLUDING ITS RELEASE OF CLAIMS) AND THE COURT'S FINAL JUDGMENT UNLESS YOU EXCLUDE YOURSELF. SUBMISSION OF A

PROOF OF CLAIM DOES NOT GUARANTEE THAT YOU WILL SHARE IN THE PROCEEDS OF THE SETTLEMENT.

CLAIMANT'S STATEMENT

1. I (we) received capital gains distributions in 2021 from Investor TRFs that were held in a Taxable Account or Other Relevant Account (as defined in the Stipulation of Settlement, dated November 6, 2024 ("Stipulation")). (Do not submit this Proof of Claim and Release Form if you did not receive capital gains distributions in 2021 from Investor TRFs that were held in a Taxable Account or Other Relevant Account.)

2. By submitting this Proof of Claim and Release Form ("Proof of Claim"), I (we) state that I (we) believe in good faith that I am (we are) a Settlement Class Member(s) as defined above and in the Notice of Pendency and Proposed Settlement of Class Action (the "Notice"), or am (are) acting for such person(s); that I am (we are) not a Defendant in the Action or anyone excluded from the Settlement Class; that I (we) have read and understand the Notice; that I (we) believe that I am (we are) entitled to receive a share of the Net Settlement Fund, as defined in the Notice; that I (we) elect to participate in the proposed Settlement described in the Notice; and that I (we) have not filed a request for exclusion. (If you are acting in a representative capacity on behalf of a Settlement Class Member [e.g., as an executor, administrator, trustee, or other representative], you must submit evidence of your current authority to act on behalf of that Settlement Class Member. Such evidence would include, for example, letters testamentary, letters of administration, or a copy of the trust documents.)

3. I (we) consent to the jurisdiction of the Court with respect to all questions concerning the validity of this Proof of Claim. I (we) understand and agree that my (our) claim may be subject to investigation and discovery under the Federal Rules of Civil Procedure, provided that such investigation and discovery shall be limited to my (our) status as a Settlement Class Member(s) and the validity and amount of my (our) claim. No discovery shall be allowed on the merits of the Action or Settlement in connection with processing of the Proof of Claim.

4. I (we) have provided my identification number assigned to me by the Claims Administrator, if applicable.

5. I (we) have enclosed photocopies of the Forms 1099, stockbroker's confirmation slips, stockbroker's statements, or other documents evidencing the 2021 capital gains distributions received from Investor TRFs held in Taxable Accounts or Other Relevant Accounts as listed below in support of my (our) claim. (IF ANY SUCH DOCUMENTS ARE NOT IN YOUR POSSESSION, PLEASE OBTAIN A COPY OR EQUIVALENT DOCUMENTS FROM YOUR BROKER OR TAX ADVISOR BECAUSE THESE DOCUMENTS ARE NECESSARY TO PROVE AND PROCESS YOUR CLAIM.)

6. I (we) understand that the information contained in this Proof of Claim is subject to such verification as the Claims Administrator may request or as the Court may direct, and I (we) agree to cooperate in any such verification. (The information requested herein is designed to provide the minimum amount of information necessary to process most simple claims. The Claims Administrator may request additional information as required to calculate your Recognized Claim efficiently and reliably. In some cases, the Claims Administrator may condition acceptance of the claim based upon the production of additional information.)

7. Upon the occurrence of the Court's approval of the Settlement, as detailed in the Notice, I (we) agree and acknowledge that my (our) signature(s) hereto shall effect and constitute a full and complete release, remise and discharge by me (us) and my (our) heirs, joint tenants, tenants in

common, beneficiaries, executors, administrators, predecessors, successors, attorneys, insurers and assigns (or, if I am (we are) submitting this Proof of Claim on behalf of a corporation, a partnership, estate or one or more other persons, by it, him, her or them, and by its, his, her or their heirs, executors, administrators, predecessors, successors, and assigns) of each of the "Released Parties" of all "Released Claims," as those terms are defined in the Stipulation.

8. Upon the occurrence of the Court's approval of the Settlement, as detailed in the Notice, I (we) agree and acknowledge that my (our) signature(s) hereto shall effect and constitute a covenant by me (us) and my (our) heirs, joint tenants, tenants in common, beneficiaries, executors, administrators, predecessors, successors, attorneys, insurers and assigns (or, if I am (we are) submitting this Proof of Claim on behalf of a corporation, a partnership, estate or one or more other persons, by it, him, her or them, and by its, his, her or their heirs, executors, administrators, predecessors, successors, and assigns) to permanently refrain from prosecuting or attempting to prosecute any Released Claims, including Unknown Claims, against any of the Released Parties.

9. I acknowledge that "Released Parties" has the meaning laid out in the Stipulation.

10. I acknowledge that "Released Claims" has the meaning laid out in the Stipulation.

11. I acknowledge that "Unknown Claims" has the meaning laid out in the Stipulation.

12. I (We) acknowledge that the inclusion of "Unknown Claims" in the definition of claims released pursuant to the Stipulation was separately bargained for and is a material element of the Settlement of which this release is a part.

13. NOTICE REGARDING INSTITUTIONAL FILERS: Representatives with the authority to file on behalf of accounts of multiple Persons ("Representative Filers") must submit information regarding their clients' distributions in the approved electronic spreadsheet format, which is available by request to the Claims Administrator at efile@strategicclaims.net or by visiting the website www.strategicclaims.net/institutional-filers/. One spreadsheet may contain the information for multiple Persons and institutional accounts who constitute distinct legal entities ("Legal Entities"), but all Representative Filers MUST also submit a manually signed Proof of Claim and Release Form, as well as proof of authority to file (see Item 2 of the Claimant's Statement) along with the electronic spreadsheet. The 2021 capital gains distributions should be reported in the electronic file so that each resulting Claim corresponds to a single Legal Entity, regardless of the number of individually managed accounts the Legal Entity has, as only one Claim will be processed per Legal Entity (e.g. a Representative Filer reporting the transactions for a fund with multiple sub-accounts should report one total amount of 2021 capital gains distributions for each Investor TRF held in Taxable Accounts or Other Relevant Accounts across their sub-accounts; this would constitute and be processed as a single Claim). The Claims Administrator reserves the right to combine a Legal Entity's accounts into a single Claim prior to processing in the event that a Legal Entity's accounts are divided across multiple Claims when submitted by a Representative Filer. The Claims Administrator also reserves the right to request additional documentary proof regarding a Legal Entity's 2021 capital gains distributions from Investor TRFs to prove and accurately process the Claim.

14. NOTICE REGARDING ONLINE FILING: Claimants who are not Representative Filers may submit their claims online using the electronic version of the Proof of Claim and Release Form hosted at www.strategicclaims.net/vanguard. If you are not acting as a Representative Filer, you do not need to contact the Claims Administrator prior to filing; you will receive an automated e-mail confirming receipt once your Proof of Claim and Release Form has been submitted. If you are unsure if you

should submit your claim as a Representative Filer, please contact the Claims Administrator at info@strategicclaims.net or (866) 274-4004. If you are not a Representative Filer, but your claim contains a large number of transactions, the Claims Administrator may request that you also submit an electronic spreadsheet showing your transactions to accompany your Proof of Claim and Release Form.

EXHIBIT A-2

I. CLAIMANT INFORMATION

Beneficial Owner Name:		
Address:		
City	State	ZIP
Foreign Province	Foreign Country	
Day Phone	Evening Phone	
Email		
Social Security Number (for individuals): OR	Taxpayer Identification Number (for estates, trusts, corporations, etc.):	
Identification Number Assigned by Claims Administrator (if applicable):		

II. CONFIRMATION OF IDENTIFICATION NUMBER

IF YOU WERE ASSIGNED AN IDENTIFICATION NUMBER BY THE CLAIMS ADMINISTRATOR AND PROVIDED IT ON THE SECTION ABOVE, PLEASE CHECK THE BOX BELOW AND PROCEED TO THE CERTIFICATION IN SECTION IV OF THIS PROOF OF CLAIM. YOU DO <u>NOT</u> NEED TO COMPLETE THE FOLLOWING SECTION III IF YOU PROVIDED YOUR ASSIGNED IDENTIFICATION NUMBER.

☐ I confirm that I have provided the Identification Number assigned by the Claims Administrator where indicated on this Proof of Claim.

III. SCHEDULE OF 2021 CAPITAL GAINS DISTRIBUTIONS

MOST (BUT NOT ALL) SETTLEMENT CLASS MEMBERS WERE ASSIGNED, AND RECEIVED WITH THEIR NOTICE, AN IDENTIFICATION NUMBER FROM THE CLAIMS ADMINISTRATOR. IF YOU RECEIVED AN IDENTIFICATION NUMBER AND YOU PROVIDE THAT NUMBER ABOVE, YOU DO <u>NOT</u> NEED TO COMPLETE THIS SECTION.

IF YOU DID <u>NOT</u> RECEIVE AN IDENTIFICATION NUMBER, PLEASE PROVIDE THE FOLLOWING INFORMATION AND ATTACH THE REQUIRED SUPPORTING DOCUMENTATION:

State the total amount of short- and long-term capital gains distributions you received in 2021 from each Investor TRF that you held in Taxable Accounts or Other Relevant Accounts.

> ➢ <u>Taxable Accounts</u> are accounts that are <u>not</u> Tax-Advantaged Accounts.

> ➢ <u>Tax-Advantaged Accounts</u> are accounts that are tax-exempt or tax-deferred or that offer any other type of tax benefits, including but not limited to traditional or Roth individual retirement accounts and 401(k) plans.

> ➢ <u>Other Relevant Accounts</u> are Tax-Advantaged Accounts where capital gains from the Investor TRFs in 2021 were distributed outside of the Tax-Advantaged Accounts.

> ➢ All submissions in this section <u>must</u> be accompanied by supporting documentation, such as a Form 1099 showing the relevant 2021 capital gains distributions in your Taxable or Other Relevant Account.

FUND	TOTAL CAPITAL GAINS DISTRIBUTIONS RECEIVED IN 2021	
	Short-Term	Long-Term
Vanguard Target Retirement 2015 Fund (VTXVX)		
Vanguard Target Retirement 2020 Fund (VTWNX)		
Vanguard Target Retirement 2025 Fund (VTTVX)		
Vanguard Target Retirement 2030 Fund (VTHRX)		
Vanguard Target Retirement 2035 Fund (VTTHX)		
Vanguard Target Retirement 2040 Fund (VFORX)		
Vanguard Target Retirement 2045 Fund (VTIVX)		
Vanguard Target Retirement 2050 Fund (VFIFX)		
Vanguard Target Retirement 2055 Fund (VFFVX)		
Vanguard Target Retirement 2060 Fund (VTTSX)		
Vanguard Target Retirement 2065 Fund (VLXVX)		
Vanguard Target Retirement Income Fund (VTINX)		

IV. CERTIFICATION

I (We) submit this Proof of Claim and Release Form under the terms of the Stipulation described in the Notice. I (We) also submit to the jurisdiction of the United States District Court for the Eastern District of Pennsylvania with respect to my (our) claim as a Settlement Class Member(s) and for purposes of enforcing the release and covenant not to sue set forth herein. I (We) further acknowledge that I am (we are) bound by and subject to the terms of any judgment that may be entered in this Action. I (We) have not submitted any other claim covering the same 2021 capital gains distributions and know of no other Person having done so on my (our) behalf.

I (We) certify that I am (we are) NOT subject to backup withholding under the provisions of Section 3406 (a)(1)(c) of the Internal Revenue Code because: (a) I am (We are) exempt from backup withholding; or (b) I (We) have not been notified by the I.R.S. that I am (we are) subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the I.R.S. has notified me (us) that I am (we are) no longer subject to backup withholding.

NOTE: If you have been notified by the I.R.S. that you are subject to backup withholding, please strike out the language that you are not subject to backup withholding in the certification above.

UNDER THE PENALTIES OF PERJURY UNDER THE LAWS OF THE UNITED STATES, I (WE) CERTIFY THAT ALL OF THE INFORMATION I (WE) PROVIDED ON THIS PROOF OF CLAIM AND RELEASE FORM IS TRUE, CORRECT AND COMPLETE.

Signature of Claimant (If this claim is being made
on behalf of Joint Claimants, then each must sign):

_____
(Signature)

_____
(Signature)

_____
(Capacity of person(s) signing, e.g. beneficial
purchaser(s), executor, administrator, trustee, etc.)
☐ Check here if proof of authority to file is enclosed.
(See Item 2 under Claimant's Statement)

Date: _____

EXHIBIT A-2

THIS PROOF OF CLAIM AND RELEASE FORM MUST BE SUBMITTED ONLINE BY 11:59 P.M. EST ON _____, 2025 AT www.strategicclaims.net/vanguard

A Proof of Claim shall be deemed to have been submitted when actually received by the Claims Administrator. The Claims Administrator will acknowledge receipt of your Proof of Claim by emailing a confirmation. Your claim is not deemed filed until you receive such an acknowledgement.

You should be aware that it will take a significant amount of time to process fully all of the Proof of Claim forms and to administer the Settlement. This work will be completed as promptly as time permits, given the need to investigate and tabulate each Proof of Claim. Please notify the Claims Administrator of any change of address.

REMINDER CHECKLIST

o   Please be sure to sign this Proof of Claim on page__. If this Proof of Claim is submitted on behalf of joint claimants, each claimant must sign.

o   If you did not receive an Identification Number, please remember to attach supporting documents. Do NOT send any stock certificates. Keep copies of everything you submit.

o   If you move or change your address, telephone number or email address, please submit the new information to the Claims Administrator, as well as any other information that will assist us in contacting you. NOTE: Failure to submit updated information to the Claims Administrator may result in the Claims Administrator's inability to contact you regarding issues with your claim or deliver payment to you.

EXHIBIT A-3

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

IN RE VANGUARD CHESTER FUNDS LITIGATION	Case No. 2:22-cv-955-JFM

SUMMARY NOTICE OF PENDENCY AND
PROPOSED CLASS ACTION SETTLEMENT

TO: **ALL INVESTORS IN VANGUARD INVESTOR TARGET RETIREMENT FUNDS ("INVESTOR TRFS") WHO: (1) RESIDE IN THE UNITED STATES; (2) HELD SHARES OF THE INVESTOR TRFS IN TAXABLE ACCOUNTS OR IN TAX-ADVANTAGED ACCOUNTS WHERE CAPITAL GAINS FROM THE INVESTOR TRFS WERE DISTRIBUTED OUTSIDE OF THE TAX-ADVANTAGED ACCOUNTS; AND (3) RECEIVED CAPITAL GAINS DISTRIBUTIONS FROM THE INVESTOR TRFS IN 2021.**

YOU ARE HEREBY NOTIFIED, pursuant to an Order of the United States District Court for the Eastern District of Pennsylvania, that a hearing will be held on _____, 2025, at __:__ _.m. before the Honorable John F. Murphy, United States District Judge of the Eastern District of Pennsylvania, James A. Byrne U.S. Courthouse, Courtroom 3-B, 601 Market Street, Philadelphia, PA 19106, for the purpose of determining: (1) whether the proposed Settlement of the claims in the above-captioned Action for consideration including the sum of $40,000,000 should be approved by the Court as fair, reasonable, and adequate; (2) whether the proposed plan to distribute the Settlement proceeds is fair, reasonable, and adequate; (3) whether the application of Lead Counsel for an award of attorneys' fees of up to one-third of the Settlement Amount plus interest, reimbursement of expenses of not more than $985,000, and service awards of no more than $20,000 to each Plaintiff, or $240,000 in total, should be approved; and (4) whether this Action should be dismissed with prejudice as set forth in the Stipulation of Settlement, dated November

1

6, 2024 ("Stipulation"). The Court reserves the right to hold the Settlement Hearing telephonically or by other virtual means.

If you received capital gains distributions in 2021 from Investor TRFs that were held in a Taxable Account or in a Tax-Advantaged Account where capital gains from the Investor TRFs in 2021 were distributed outside of the Tax-Advantaged Account, your rights may be affected by this Settlement, including the release and extinguishment of claims you may possess relating to the 2021 capital gains distributions from those funds. If you need assistance obtaining a detailed Notice of Pendency and Proposed Settlement of Class Action ("Notice") and a copy of the Proof of Claim and Release Form ("Proof of Claim"), you may write to, call, or contact the Claims Administrator: Vanguard Chester Funds Litigation, c/o Strategic Claims Services, 600 N. Jackson St., Ste. 205, P.O. Box 230, Media, PA 19063; (Toll-Free) (866) 274-4004; (Fax) (610) 565-7985; info@strategicclaims.net. You can also download copies of the Notice and submit your Proof of Claim online at www.strategicclaims.net/vanguard. If you are a member of the Settlement Class, to share in the distribution of the Net Settlement Fund, you must submit a Proof of Claim electronically or postmarked no later than _____ __, 2025 to the Claims Administrator, establishing that you are entitled to share in the recovery. Unless you submit a written exclusion request, you will be bound by any judgment rendered in the Action whether or not you make a claim.

If you desire to be excluded from the Settlement Class, you must submit to the Claims Administrator a request for exclusion so that it is received no later than _____ __, 2025, in the manner and form explained in the Notice. All members of the Settlement Class who have not requested exclusion from the Settlement Class will be bound by any judgment entered in the Action pursuant to the Stipulation.

Any objection to the Settlement, Plan of Allocation, or Lead Counsel's request for an award of attorneys' fees and reimbursement of expenses and awards to Plaintiffs must be in the manner and form explained in the detailed Notice and received no later than _____ __, 2025, by each of the following:

Clerk of the Court United States District Court Eastern District of Pennsylvania James A. Byrne U.S. Courthouse, Room 2609 601 Market Street Philadelphia, PA 19106	Phillip Kim THE ROSEN LAW FIRM, P.A. 275 Madison Ave 40th Floor New York, NY 10016 ***Lead Counsel***
Maeve L. O'Connor DEBEVOISE & PLIMPTON LLP 66 Hudson Boulevard New York, NY 10001 ***Counsel for Vanguard Defendants***	Daniel J. Kramer PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP 1285 Avenue of the Americas New York, NY 10019 ***Counsel for Trustee Defendants***

If you have any questions about the Settlement, you may call or write to Lead Counsel:

Phillip Kim
THE ROSEN LAW FIRM, P.A.
275 Madison Avenue, 40th Floor
New York, NY 10016
Tel: (212) 686-1060
philkim@rosenlegal.com

PLEASE DO NOT CONTACT THE COURT OR THE CLERK'S OFFICE REGARDING THIS NOTICE.

DATED: _____ __, 2024   BY ORDER OF THE UNITED STATES
                                               DISTRICT COURT FOR THE EASTERN
                                               DISTRICT OF PENNSYLVANIA

Court-Ordered Legal Notice

Forwarding Service Requested

Important Notice about a Securities Class Action Settlement

You may be entitled to a payment. This Notice may affect your legal rights.

Please read it carefully.

Vanguard Chester Funds Litigation
c/o Strategic Claims Services
600 N. Jackson St., Ste. 205
P.O. Box 230
Media, PA 19063

Identification Number: _____

In re Vanguard Chester Funds Litigation Case No. 2:22-cv-955 (E.D. Pa.)
THIS CARD ONLY PROVIDES LIMITED INFORMATION ABOUT THE SETTLEMENT.
PLEASE VISIT WWW.STRATEGICCLAIMS.NET/VANGUARD OR CALL 1-866-274-4004 FOR MORE INFORMATION.

There has been a proposed Settlement of all claims against The Vanguard Group, Inc. ("Vanguard") and certain of officers and trustees of Vanguard and the Vanguard Chester Funds ("Defendants"). The Settlement resolves a lawsuit in which Plaintiffs allege that Defendants caused the Vanguard Investor Target Retirement Funds ("Investor TRFs") to make large capital gains distributions, resulting in tax liabilities for investors holding the Investor TRFs in Taxable Accounts or in Tax-Advantaged Accounts where capital gains from the Investor TRFs in 2021 were distributed outside of the Tax-Advantaged Accounts ("Other Relevant Accounts"). Defendants have denied and continue to deny each and all of the claims alleged by Plaintiffs in the Action and have denied and continued to deny that they engaged in any wrongdoing whatsoever. Defendants also have denied, and continue to deny, the allegations that Plaintiffs or any Settlement Class Member have suffered any injury, or that Plaintiffs or any Settlement Class Member were harmed by any of the conduct alleged in the Action or that could have been alleged as part of the Action.

You received this Notice because you or someone in your family may have received capital gains distributions in 2021 from Investor TRFs that were held in a Taxable Account or Other Relevant Account. The Settlement provides that, in exchange for the settlement and dismissal and release of claims against Defendants, a fund consisting of $40,000,000 ("Settlement Fund"), less attorneys' fees and expenses, will be divided among all Settlement Class Members who submit a valid Proof of Claim and Release Form ("Proof of Claim"). For a full description of the Settlement, your rights, and to make a claim, please view the Stipulation of Settlement at www.strategicclaims.net/vanguard and please request a copy of the Notice of Pendency and Proposed Settlement of Class Action ("Long Notice") and Proof of Claim by contacting the Claims Administrator in any of the following ways: (1) mail: *Vanguard Chester Funds Litigation*, c/o Strategic Claims Services, 600 N. Jackson St., Ste. 205, P.O. Box 230, Media, PA 19063; (2) call: toll free, (866) 274-4004; (3) Fax: (610) 565-7985; (4) email: info@strategicclaims.net; or (5) visit the website: www.strategicclaims.net/vanguard.

To qualify for payment, you must submit a Proof of Claim to the Claims Administrator. A copy of the Proof of Claim can be found on the website. PROOFS OF CLAIM MUST BE SUBMITTED ONLINE AT WWW.STRATEGICCLAIMS.NET/VANGUARD BY 11:59 P.M. EST ON ____ __, 2025. Please make sure you include the Identification Number assigned to you (if applicable) with your Proof of Claim submission. If you do not want to be legally bound by the Settlement, you must exclude yourself by ____ __, 2025, or you will not be able to sue Defendants about the legal claims in this case. If you exclude yourself, you cannot get money from this Settlement. If you stay in the Settlement, you may object to it by _____ __, 2025. The Long Notice explains how to exclude yourself or to object.

The Court will hold a hearing on ____ __, 2025 at __:__ a.m. at the James A. Byrne U.S. Courthouse, Courtroom 3-B, 601 Market Street, Philadelphia, PA 19106, or via remote means at the Court's direction, to consider whether to approve the Settlement, the Plan of Allocation, a request for attorneys' fees of up to one-third of the Settlement Fund, plus actual expenses up to $985,000, for litigating the case and negotiating the Settlement, and service awards to Plaintiffs not to exceed $20,000 each, or $240,000 total ("Settlement Hearing"). You may attend the hearing and ask to be heard by the Court, but you do not have to. For more information, call (866) 274-4004, or visit www.strategicclaims.net/vanguard.

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

IN RE VANGUARD CHESTER FUNDS LITIGATION	Case No. 2:22-cv-955-JFM

[PROPOSED] ORDER AND FINAL JUDGMENT

On the _____ day of _____, 2025, a hearing having been held before this Court to determine whether the terms and conditions of the Stipulation of Settlement, dated November 6, 2024 ("Stipulation") are fair, reasonable and adequate for the settlement of all claims asserted by the Settlement Class against Defendants, and should be approved; (2) whether judgment should be entered dismissing this Action against all Defendants with prejudice; (3) whether to approve the proposed Plan of Allocation as a fair and reasonable method to allocate the Net Settlement Fund among Settlement Class Members; (4) whether and in what amount to award Class Counsel as fees and reimbursement of expenses; and (5) whether and in what amount to approve awards to the Plaintiffs; and

The Court having considered all matters submitted to it at the hearing and otherwise; and

It appearing in the record that the Notice substantially in the forms approved in the Court's Order Preliminarily Approving Class Action Settlement and Providing For Notice, dated _____ __, 2024, ("Preliminary Approval Order") was disseminated to all reasonably identifiable Settlement Class Members and posted to the website of the Claims Administrator, in accordance with the specifications of the Court as set forth in the Preliminary Approval Order;

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED THAT:

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1.   All capitalized terms used herein have the same meanings as set forth and defined in the Stipulation.

2.   The Court has jurisdiction over the subject matter of the Action, Plaintiffs, all Settlement Class Members, and Defendants.

3.   The Court finds that, for settlement purposes only, the prerequisites for a class action under Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure have been satisfied in that: (a) the number of Settlement Class Members is so numerous that joinder of all members thereof is impracticable; (b) there are questions of law and fact common to the Settlement Class; (c) the claims of the Plaintiffs are typical of the claims of the Settlement Class they seek to represent; (d) Plaintiffs and Class Counsel fairly and adequately represent the interests of the Settlement Class; (e) questions of law and fact common to the members of the Settlement Class predominate over any questions affecting only individual members of the Settlement Class; and (f) a class action is superior to other available methods for the fair and efficient adjudication of this Action, considering: (i) the interests of the Settlement Class Members in individually controlling the prosecution of the separate actions; (ii) the extent and nature of any litigation concerning the controversy already commenced by Settlement Class Members; (iii) the desirability or undesirability of concentrating the litigation of these claims in this particular forum; and (iv) the difficulties likely to be encountered in the management of the class action. The Settlement Class is being certified for settlement purposes only.

4.   The Court hereby finally certifies this action as a class action for purposes of the Settlement, pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure, on behalf of all investors in the Investor TRFs who: (1) reside in the United States; (2) held shares of the Investor TRFs in Taxable Accounts or Other Relevant Accounts; and (3) received capital gains

distributions from the Investor TRFs in 2021. Excluded from the class are: (i) Defendants, the present and former officers and directors of Defendants at all relevant times, members of their immediate families, and any entity in which any Defendant, or any person excluded under this subsection (i), has or had a majority ownership interest at any time; (ii) persons whose claims in this matter have been finally adjudicated on the merits or otherwise released; (iii) counsel of record for the parties in this Action; (iv) any Judge or Magistrate presiding over this Action; (v) persons who properly execute and submit a timely request for exclusion from the Class; and (vi) the legal representatives, successors, and assignees of any such excluded persons.

5.   Pursuant to Rule 23 of the Federal Rules of Civil Procedure, for the purposes of this Settlement only, Plaintiffs are certified as the class representatives on behalf of the Settlement Class ("Class Representatives") and Interim Class Counsel previously appointed by the Court are hereby appointed as Class Counsel for the Settlement Class ("Class Counsel").

6.   The Court hereby finds that the forms and methods undertaken to notify the Settlement Class of the Settlement and its terms and conditions met the requirements of due process and Rule 23 of the Federal Rules of Civil Procedure; constituted the best notice practicable under the circumstances; and constituted due and sufficient notice of these proceedings and the matters set forth herein, including the Settlement and Plan of Allocation, to all persons and entities entitled to such notice. No Settlement Class Member is relieved from the terms and conditions of the Settlement, including the releases provided for therein, based upon the contention or proof that such Settlement Class Member failed to receive actual or adequate notice or failed to file a timely claim in accordance with the specifications set forth in the Preliminary Approval Order. A full opportunity has been offered to Settlement Class Members to object to the proposed Settlement and to participate in the hearing thereon. The Court also

hereby finds that Defendants provided notice pursuant to the Class Action Fairness Act, 28 U.S.C.

§1715. Thus, it is hereby determined that all Settlement Class Members are bound by this Order

and Final Judgment, except those persons listed on Exhibit A to this Final Judgment.

7.   Pursuant to Rule 23 of the Federal Rules of Civil Procedure, the Court finds that

the Stipulation and Settlement, including the Settlement Amount of $40,000,000, are fair,

reasonable, and adequate, and in the best interests of the Settlement Class and each of the

Settlement Class Members. This Court further finds the Settlement set forth in the Stipulation is

the result of good faith, arm's-length negotiations between experienced counsel representing the

interests of Plaintiffs, Settlement Class Members, and Defendants. Accordingly, the Settlement

embodied in the Stipulation is hereby approved in all respects and shall be consummated in

accordance with its terms and provisions. The Parties are hereby directed to perform the terms of

the Stipulation.

8.   The Action, all claims contained therein, as well as all of the Released Claims,

including Unknown Claims, are dismissed with prejudice. The Parties shall bear their own costs

and expenses, except as otherwise provided in the Stipulation.

9.   Upon the Effective Date, the Releasing Parties, on behalf of themselves, their

successors and assigns, and any other Person claiming (now or in the future) through or on behalf

of them, regardless of whether any such Releasing Party ever seeks or obtains by any means,

including without limitation by submitting a Proof of Claim, any disbursement from the

Settlement Fund, shall be deemed to have, and by operation of this Final Judgment shall have,

fully, finally, and forever compromised, settled, resolved, released, relinquished, waived,

dismissed and discharged all Released Claims (including, without limitation, Unknown Claims)

against the Released Parties and shall have covenanted not to sue the Released Parties with respect to any and all Released Claims (including, without limitation, Unknown Claims). and shall be permanently barred and enjoined from asserting, commencing, prosecuting, instituting, assisting, instigating, or in any way participating in the commencement or prosecution of any action or other proceeding, in any forum, asserting any Released Claim (including, without limitation, Unknown Claims) in any capacity, against any of the Released Parties. Nothing contained herein shall, however, bar the Releasing Parties from bringing any action or claim to enforce the terms of the Stipulation or this Final Judgment. Nor shall anything contained herein limit or release any claims Defendant may have with regard to insurance coverage that may be available to it under any applicable policy. This release shall not apply to any Settlement Class Members who timely and properly exclude themselves from the Settlement Class.

10.   With respect to any and all Released Claims (including, without limitation, Unknown Claims), the Releasing Parties shall waive, shall be deemed to have waived, and by operation of this Final Judgment shall have waived, the provisions, rights, and benefits of California Civil Code § 1542, which provides:

> A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

11.   With respect to any and all Released Claims, the Releasing Parties shall waive, shall be deemed to have waived, and by operation of this Final Judgment shall have waived, any and all provisions, rights and benefits conferred by any law of any state, territory, foreign country or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542. The Releasing Parties may hereafter discover facts in addition to or different from those which they now know or believe to be true with respect to the Released Claims, but the Releasing Parties, upon the Effective Date, shall be deemed to have, and by operation of this Final Judgment

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shall have, fully, finally and forever settled and released, any and all Released Claims, known or

unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or

hidden, which now exist, or heretofore have existed, upon any theory of law or equity now

existing or coming into existence in the future, including, but not limited to, conduct which is

negligent, intentional, with or without malice, or a breach of fiduciary duty, law or rule, without

regard to the subsequent discovery or existence of such different or additional facts. The

Releasing Parties acknowledge, and the Settlement Class Members shall be deemed by operation

of this Final Judgment to have acknowledged, that the foregoing waiver was separately bargained

for and a key element of the Settlement.

12. Upon the Effective Date, the Released Parties shall be deemed to have, and by

operation of the Final Judgment shall have, fully, finally, and forever released, relinquished, and

discharged all claims they may have against the Releasing Parties related to the Releasing Parties'

prosecution of the Action or any other known or unknown counter-claim related thereto and shall

have covenanted not to sue the Releasing Parties with respect to any counter claim, claim, or

sanction related to the Released Claims, and shall be permanently barred and enjoined from

asserting, commencing, prosecuting, instituting, assisting, instigating, or in any way participating

in the commencement or prosecution of any action or other proceeding, in any forum, asserting

any such claim, in any capacity, against any of the Releasing Parties. Nothing contained herein

shall, however, bar the Released Parties from bringing any action or claim to enforce the terms of

the Stipulation or this Final Judgment.

13. The Court finds that all parties and their counsel have complied with each

requirement of Rule 11 of the Federal Rules of Civil Procedure as to all proceedings herein.

14.   Neither this Order and Final Judgment, the Stipulation (nor the Settlement contained therein), nor any of its terms and provisions, nor any of the negotiations, documents or proceedings connected with them shall be:

(a)   offered or received against any Defendant as evidence of, or construed as or deemed to be evidence of, any presumption, concession, or admission by any Defendant of the truth of any allegations by Plaintiffs or any Settlement Class Member or the validity of any claim that has been or could have been asserted in the Action, or the deficiency of any defense that has been or could have been asserted in the Action or in any other litigation, including, but not limited to, litigation of the Released Claims, or of any liability, negligence, fault, or wrongdoing of any kind of any of the Defendants;

(b)   offered or received against or to the prejudice of any Defendant as evidence of a presumption, concession, or admission of any fault, misrepresentation, or omission with respect to any statement or written document approved or made by any Defendant, or against any Plaintiff or any Settlement Class Member as evidence of any infirmity in the claims of Plaintiffs and the Settlement Class;

(c)   offered or received against any Defendant as evidence of a presumption, concession, or admission of any liability, negligence, fault, or wrongdoing, or in any way referred to for any other reason as against any of the parties to this Stipulation, in any other civil, criminal, or administrative action or proceeding; provided, however, that Defendants and the Released Parties may refer to it to effectuate the release granted them hereunder;

(d)   construed against Defendants, Plaintiffs, or the Settlement Class as evidence of a presumption, concession or admission that the consideration to be given hereunder represents the amount which could be or would have been recovered after trial or in any proceeding other than this Settlement; or

(e)   construed as, or received in evidence as, an admission, concession or presumption against the Settlement Class or any of them, that any of their claims are without merit or that damages recoverable under the Amended Consolidated Complaint would not have exceeded the Settlement Fund;

provided, however, that this Final Judgment, the Stipulation, or the documents related thereto may be introduced in any proceeding as may be necessary to enforce the Settlement or Final Judgment, to effectuate the liability protection granted them hereunder, to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, good faith settlement, judgment bar or reduction, offset or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim or as otherwise required by law.

15.   Except as otherwise provided herein or in the Stipulation, all funds held by the Escrow Agent shall be deemed to be in *custodia legis* and shall remain subject to the jurisdiction of the Court until such time as the funds are distributed or returned pursuant to the Stipulation and/or further order of the Court.

16.   Exclusive jurisdiction is hereby retained over the Parties and the Settlement Class Members for all matters relating to the Action, including the administration, interpretation, effectuation or enforcement of the Stipulation and this Final Judgment, and including any application for fees and expenses incurred in connection with administering and distributing the settlement proceeds to the Settlement Class Members.

17.   Without further order of the Court, the Parties may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation.

18.   There is no reason for delay in the entry of this Final Judgment and immediate entry by the Clerk of the Court is directed pursuant to Rule 54(b) of the Federal Rules of Civil Procedure.

19.   The finality of this Final Judgment shall not be affected, in any manner, by rulings that the Court may make with respect to the proposed Plan of Allocation or Class Counsel's application for an award of attorneys' fees and expenses and for awards to the Class Representatives for their participation in the Action on behalf of the Settlement Class.

20.   The Court hereby finds that the proposed Plan of Allocation is a fair and reasonable method to allocate the Net Settlement Fund among Settlement Class Members, and Class Counsel and the Claims Administrator are directed to administer the Plan of Allocation in accordance with its terms and the terms of the Stipulation.

21.   Class Counsel are hereby awarded _____% of the Settlement Amount, or $_____, in fees, which the Court finds to be fair and reasonable, and $_____ in reimbursement of out-of-pocket expenses. Class Representatives are hereby awarded $_____ each, which the Court finds to be fair and reasonable.

22.   In the event that the Settlement does not become final and effective in accordance with the terms and conditions set forth in the Stipulation, this Final Judgment (including any amendment(s) thereof, and except as expressly provided in the Stipulation or by order of the Court) shall have no further force and effect with respect to the Parties and shall not be used in the Action or in any other proceeding for any purpose, and any judgment or order entered by the Court in accordance with the terms of this Stipulation shall be treated as vacated, *nunc pro tunc*,

and each Party shall be restored to their respective litigation positions as they existed prior to

September 19, 2024, pursuant to the terms of the Stipulation.

Dated: _____, 2025   _____
                                          HON. JOHN F. MURPHY
                                          UNITED STATES DISTRICT JUDGE